UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s

name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
⬜

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
attached annual report to security holders.

Indication by check mark if the registrant is submitting

the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
⬜

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or
other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction

in
which the registrant is incorporated, domiciled or

legally organized (the registrant’s

“home country”), or under the rules of the
home country exchange on which the registrant’s

securities are traded, as long as the report or other document is not a press
release, is not required to be and has not been distributed

to the registrant’s security

holders, and, if discussing a material event,
has already been the subject of a Form 6-K submission or other

Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing

the information contained in this Form is also thereby

furnishing
the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

Yes
⬜

No
☒

If “Yes”

is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.

Press release issued by ABB Ltd dated April 27,

2021 titled “Q1 2021 results: Strong start to the year”.
2.

Q1 2021 Financial Information.
3.

Announcements regarding transactions in ABB Ltd’s

Securities made by the directors or the members

of the
Executive Committee.

The information provided by Item 2 above is hereby

incorporated by reference into the Registration Statements on

Form F-3 of
ABB Ltd and ABB Finance (USA) Inc. (File Nos. 333-223907

and 333-223907-01) and registration statements on Form S-8
(File Nos. 333-190180, 333-181583, 333-179472, 333-171971

and 333-129271) each of which was previously filed with the
Securities

and Exchange Commission.

2

●

Orders $7.8 billion, +6%; comparable
1

+1%

●

Revenues $6.9 billion, +11%; comparable +7%

●

Income from operations $797

million; margin 11.5%

●

Operational EBITA
1

$959

million; margin
1

13.8%
●

Basic EPS $0.25; +41%
2

●

Cash flow from operating activities $543 million; cash flow from operating activities in continuing operations $523 million
KEY FIGURES
CHANGE
($ millions, unless otherwise indicated)
Q1 2021 Q1 2020 US$ Comparable
1
Orders 7,756 7,346 6% 1%
Revenues 6,901 6,216 11% 7%
Gross Profit 2,268 1,910 19%
as % of revenues
32.9% 30.7% +2.2 pts
Income from operations 797 373 114%
Operational EBITA
1
959 636 51% 40%

3
as % of operational revenues
1
13.8% 10.2% +3.6 pts
Income from continuing operations, net of tax 551 326 69%
Net income (loss) attributable to ABB 502 376 34%
Basic earnings per share ($)

0.25 0.18 41%
2
Cash flow from operating activities
4
543 (577) n.a.
Cash flows from operating activities in continuing
operations 523 (396) n.a.
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached Q1 2021 Financial

Information.
2
EPS growth rates are computed using unrounded amounts.

3 Constant currency (not adjusted for portfolio changes).
4
Amount represents total for both continuing and discontinued

operations.

—
ZURICH, SWITZERLAND, APRIL 27, 2021
Q1 2021 results
Strong start to the year
—
“After a busy year of creating the right set-up for the Group,

we are now

starting to show the real potential of our underlying business

es.

Through greater accountability,

transparency and speed, we increasingly create
value for our stakeholders.”
Björn Rosengren , CEO

ABB

INTERIM

REPORT
  I
Q1

2021

2

Market activity continued to recover from its lowest point
during the summer 2020. Demand was especially strong in
the short-cycle business, beyond our expectations. The
increased customer activity, in combination with the impact
from previously implemented cost measures,

resulted in
double-digit growth in Operational EBITA,

and a very high
first quarter margin of 13.8%. I am pleased to see good
performance also in cash flow, which was high for a first
quarter at $523 million. That said, while there was no
material impact on results in the period,

the progressively
tighter supply of certain components such as semiconductors
and plastics, is a concern. We anticipate prolonged delivery lead-times to customers in parts of our businesses in the
coming quarter. On a separate note, we made the important
launch of our new collaborative robot families. Through this expansion of our offering, we aim to unlock customer groups
with currently a low level of automation.

In total, we registered order growth of 6% (1% comp-
arable), supported by a broad recovery in most of our short-
cycle businesses. To some extent, demand is likely to have
been driven by a stock build-up related to supply chain
concerns. On the downside,

growth was hampered by a
weak development in the cruising and oil & gas segments

-
albeit initial signs of stabilization were noted. Overall, orders increased slightly in Europe and AMEA, with the latter
supported by a stellar growth in China. Underlying business
momentum improved in the Americas, driven by the US,
although the region faced high comparable numbers in the
previous period, which put pressure on growth rates.
I am pleased about the progress toward our 2023 margin
target, with all business areas increasing operational EBITA margin by more than 100 basis points. That said, we are
taking actions to further improve operational performance in
Based on the current market situation, ABB anticipates
growth rates in the second quarter of 2021

to reflect the low
level of business activity in Q2 2020. Comparable orders and revenues are expected to grow >10%, with orders growing
more than revenues.

The Operational EBITA margin for the Group is

expected to significantly improve year-on-year, to
approximately 14%.

As announced in the recent trading update, ABB anticipates
comparable revenue growth of ~5% or higher for full-year
2021 , with the process industry related part of the business expected to recover during the second half of the year.
In 2021, ABB expects a steady pace of improvement from
2020 toward the 2023 Operational EBITA margin target of
upper half of the 13%-16% range. This excludes the
combined adverse impact related to the Kusile project and
stranded costs, which weighed on margin in 2020.
Outlook
Process Automation,

which should also benefit from an
anticipated improvement in end markets during the latter part of the year.
We made good progress with the divestment process for the
three previously announced divisions and I expect us to sign the first deal during the second half of the year.
Furthermore, we have turned our E-mobility

business into a
separate division and initiated a carve out into a separate
legal structure. These steps will allow us to prepare for
a possible public listing, creating a platform for accelerated growth and value creation in this business.

We held the Annual General Meeting at which the proposed
dividend of CHF 0.80 was approved. Furthermore, we
announced an additional share buyback program of up to
$4.3 billion, whereby re-confirming the intention to return
$7.8 billion of cash proceeds from the Power Grids divestment to shareholders.

Björn Rosengren
CEO

CEO summary

ABB

INTERIM

REPORT
  I
Q1

2021

3

OEM business more than offset the growth noted in the
tier-1 customer segment.
In the process related businesses, oil & gas declined,
although there were signs of improving customer activity. A
largely stable development was registered in the pulp &
paper, mining and power generation segments. However,
customer activity in the areas of chemicals as well as water
& wastewater was high.
In transport and infrastructure, there was a very strong
order development across the renewables, data centers
and e-mobility segments. Also, the buildings segment
improved with the residential segment outperforming non-
residential. In the marine segment however, orders
declined, due to weak demand in the cruising segment.
Revenues amounted to $6,901 million, increasing by 11%
(7% comparable). Three out of four business areas reported
revenue increases with only Process Automation declining.
The overall demand for ABB products and services
improved both year-on-year and sequentially, reflecting
strength in the short-cycle business supported by positive
developments in most customer segments. Demand related
to process industries was subdued. In total, orders for the
ABB Group amounted to $7,756 million, increasing by 6%
(1% comparable).

On a sequential basis, the underlying general business
environment was positive in all three regions. Compared
with the corresponding period last year, growth in the
Americas was stable as the year-earlier period did not
include any significant adverse impacts from COVID-19, and
also benefited from higher large orders received. Asia,
Middle East and Africa (AMEA) improved by 8%
(2% comparable), driven by a sharp increase of 34%
(24% comparable) in China. Orders in Europe increased
10% (3% comparable), with a resilient performance in
Germany.

Orders grew strongly in the machine builders, consumer
electronics and food & beverage segments as well as in
general industries overall. The automotive segment
declined, as the adverse development in the relatively larger
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q1 2021 Q1 2020 US$ Comparable
Europe 2,551 2,371 8% 1%
The Americas 2,043 2,092 -2% -2%
Asia, Middle East
and Africa
2,307 1,706 35% 30%
Intersegment
1
– 47
ABB Group 6,901 6,216 11% 7%

Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 1% 7%
FX 5% 5%
Portfolio changes 0% -1%
Total 6% 11%

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q1 2021 Q1 2020 US$ Comparable
Europe 3,102 2,813 10% 3%
The Americas 2,247 2,240 0% 0%
Asia, Middle East
and Africa
2,407 2,230 8% 2%
Intersegment
1
– 63
ABB Group 7,756 7,346 6% 1%

1
Intersegment orders/revenues until June 30, 2020, include

sales to the Power Grids business
which is presented as discontinued operations and thus these sales are not eliminated from
total orders/revenues.

Orders and revenues

ABB

INTERIM

REPORT
  I
Q1

2021

4

Corporate and Other Operational EBITA improved by
$14 million to -$101 million, with the underlying ongoing
corporate EBITA largely stable at -$79 million.

Net finance expenses
The net finance expenses amounted to $44 million, higher
than the $4 million in 2020. While interest costs on debt
were significantly lower, 2020 included a reduction in
interest expense due to changes in tax contingencies. Net
finance expenses for 2021 is still estimated at $130 million.

Income tax
Income tax expense was $252 million with a tax rate of
31.4% compared with 19.5% in the prior year, mostly due to
that 2020 included the impact of a favourable resolution of a tax contingency. Tax

rate for 2021 is still estimated at 26%.

Net income and earnings per share
Net income attributable to ABB was $502 million and
increased by 34% year-on-year. Basic earnings per share
was $0.25 and increased by 41% year-on-year, including
the adverse impact of $0.01 from discontinued operations.
Gross profit
Gross margin increased to 32.9%, up 220 basis points

year-on-year, supported by the revenue growth and
structural improvements.

Gross margin increased in three
out of four business areas. Gross profit improved by 19%
and amounted to $2,268 million.

Income from operations
Income from operations amounted to $797 million and more
than doubled from the year-earlier period driven by stronger operational profit,

lower negative impacts from hedging
timing differences and lower costs associated with the
divestment of Power Grids. Results include restructuring
activities progressing according to plan with restructuring
and restructuring related expenses of $35 million in the
period,

primarily related to Electrification.

Operational EBITA
Operational EBITA showed a steep improvement of 51%
(40% constant currency) year-on-year, increasing the
margin by 360 basis points to 13.8%. The stronger
performance was driven by increased revenues in
combination with improved gross margin, the impact from
earlier implemented cost measures and general stringent
cost control, with some additional support from the impact
of exchange rate movements.

Costs relating to selling,
general and administrative (SG&A) expenses remained
broadly stable, however the ratio in relation to revenues
declined to 18.3%, from 20.1% in the year-earlier period.
SG&A expenses increased by 1% (-4% constant currency),
partially held back by the abnormally low travel and sales
activities on the back of COVID-19 restrictions. R&D
expenses increased by 13% (6% constant currency).

Earnings

ABB

INTERIM

REPORT
  I
Q1

2021

5
Net working capital
Net working capital amounted to $2,904 million,

and
decreased 12% year-on-year, while it increased from
$2,718 million in the prior quarter primarily due to higher
contract assets and inventories as well as lower accrual for employee bonuses. Net working capital as a percentage of
revenues was 10.8%, compared with 12.3% in the
corresponding period last year.
Capital expenditures
Purchases of property, plant and equipment and intangible
assets in the quarter amounted to $142 million.

Net debt
Net debt totalled $1,233 million,

a significant reduction
compared with last year’s level of $6,221 million and a
sequential increase from $112 million. The sequential
increase reflects the impacts of the share buybacks during
the quarter as well as the initial dividend payment in the
period. The net debt to EBITDA ratio declined to 0.4 from
2.3 reported for the same period last year, while it increased sequentially from 0.04.

Cash flows
Cash flow from operating activities in continuing operations was $523 million,

very strong for a first quarter which
normally is seasonally weak, and a significant improvement
of $919 million compared with the corresponding period last
year. All business areas contributed to the increase which
primarily related to the contribution from a higher
operational result, a lower build-up of working capital and
more favorable timing of tax payments.
Share buyback program
As announced earlier, ABB intends to return $7.8 billion of
cash proceeds from the Power Grids divestment to
shareholders through share buybacks. After completion of
the initial program, a further share buyback program of up
to $4.3 billion was launched on April 9. It is being executed on a second trading line on the SIX Swiss Exchange and is
planned to run until the company’s 2022 Annual General
Meeting. ABB intends to request shareholders to approve
the cancellation of the remaining shares purchased but not
approved for cancellation under the initial program as well
as those purchased under this new program at its 2022
AGM.

($ millions,

unless otherwise indicated)
Mar. 31
2021
Mar. 31
2020
Dec. 31
2020
Short term debt and current
maturities of long-term debt
1,336

5,913

1,293

Long-term debt
5,619

6,830

4,828

Total debt
6,955

12,743

6,121

Cash & equivalents
3,466

5,971

3,278

Restricted cash - current
72

–
323

Marketable securities and

short-term investments
1,884

551

2,108

Restricted cash - non-current
300

–
300

Cash and marketable securities
5,722

6,522

6,009

Net debt*
1,233

6,221

112

Net debt* to EBITDA ratio
0.4

2.3

0.04

Net debt* to Equity ratio
0.09

0.52

0.01

* net debt excludes net pension liabilities $871 million

Balance sheet & Cash flow

ABB

INTERIM

REPORT
  I
Q1

2021

6

Orders and revenues
Order intake reached a high level of $3,531 million, a solid increase of 13% (9% comparable). Revenues at
$3,140 million grew 13% (11% comparable) with strength
noted in most segments.

●
  Strong demand was further supported by customers stock-
building to manage the rising constraints of component
availability. Additionally,

some accelerated orders from
customers due to expected price increases driven by rising
commodity prices also supported demand, although to a
smaller extent.
●
  Demand improved in the buildings segment, with the
residential business outpacing the non-residential.
Customer activity was also high for the data centers, food &
beverage, rail and e-mobility segments. Activity in oil & gas was muted,

albeit the initial signs of a pick-up for the
service business was noted.

●
  Growth in AMEA was supported by stellar growth in China.
Orders grew strongly in both Europe and the Americas.

Profit
All of the larger divisions improved both Operational EBITA
and margin, hence the business area result improved by
61%

and margin increased by 480 basis points to 16.2%.
●
  The strong performance reflects the impact from higher
utilization of fixed assets on increased volumes, improved
pricing, earlier implemented cost measures as well as
general stringent cost controls and constrained travel
expenses.

●
  While the adverse impact from rising raw material costs
was very limited in the period, this is expected to have an
increasingly negative impact in the coming quarters as
commodities bought at higher rates

are moved out of
inventories.

—
Electrification

CHANGE
($ millions, unless otherwise indicated)
Q1 2021 Q1 2020 US$ Comparable
Orders 3,531 3,121 13% 9%
Order backlog 4,699 4,386 7% 3%
Revenues 3,140 2,773 13% 11%
Operational EBITA 511 318 61%
as % of operational revenues

16.2% 11.4% +4.8 pts
Cash flow from operating activities 319 13 n.a.
No. of employees (FTE equiv.) 50,990 52,710

Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 9% 11%
FX 5% 5%
Portfolio changes -1% -3%
Total 13% 13%

ABB

INTERIM

REPORT
  I
Q1

2021

7

Orders and revenues

In total, order intake was at a high level and amounted to
$1,917 million which increased by 1%

(-4% comparable), although the high comparable from the
prior period weighed on the growth rate. Revenues
amounted to $1,667 million, representing growth of 10%
(6% comparable).

●
  Customer activity was high in all segments except oil &
gas, where activity declined. Order intake was driven by
the short-cycle business, however there were initial signs
of improving demand for projects.

●
  While orders declined in both AMEA and Europe due to
high comparables, it increased in the Americas.

The concept of the “Energy Efficiency Movement” was
launched, calling upon governments and industries to
accelerate the adoption of high-efficiency motors and
variable speed drives to combat climate change. This puts
the technology leadership in focus, supporting Motion’s
long-term growth opportunities.

Profit
Operational EBITA margin of 17.1% is a very high first-
quarter level, and the Operational EBITA increased by 26%,
relative to the same period last year.

●

Operational EBITA and margin improvements

were
supported by higher sales volumes, improved divisional
mix, stringent cost scrutiny and input costs still covered
by favorable hedging.

●
  Although a tightening supply of semiconductors was
noted in the industry, there was no material impact on
customer deliveries or results.

CHANGE
($ millions, unless otherwise indicated)
Q1 2021 Q1 2020 US$ Comparable
Orders 1,917 1,901 1% -4%
Order backlog 3,419 3,259 5% -1%
Revenues 1,667 1,510 10% 6%
Operational EBITA 289 230 26%
as % of operational revenues

17.1% 15.3% +1.8 pts
Cash flow from operating activities 324 152 113%
No. of employees (FTE equiv.) 20,980 20,820

—
Motion
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable -4% 6%
FX 5% 4%
Portfolio changes 0% 0%
Total 1% 10%

ABB

INTERIM

REPORT
  I
Q1

2021

8

Orders and revenues

Customer activity in the process related segments was low
and orders and revenues declined year-on-year in most
divisions. Order intake amounted to $1,656 million, a
decrease of 6% (11%

comparable). Revenues amounted to
$1,407 million, declining by 4% (9% comparable).

●
  On the back of a lower demand for products, systems as
well as services, the marine and oil & gas segments
weighed on the total business area growth. This more
than offset the somewhat positive developments in pulp &
paper, ports, chemicals and water & waste-water.
●
  Orders declined in all divisions, except for a slight growth in the short-cycle related business of Measurement &
Analytics.
●
  Revenues declined, mainly reflecting the subdued service
business, timing in execution of the order backlog and
cruise operators operating significantly below normal
levels.
Profit
Despite the decline in revenues the margin improved by
130 basis points year-on-year to 11.0%

on improved
operational performance. Operational EBITA increased by
8%.

●
  The negative volume development had an adverse
impact on the Operational EBITA, however this was offset
by the positive impact from earlier implemented cost
measures, stronger operational execution and positive
impact from currency movements.

●
  There was no material impact from the rising constraints
of semiconductors supply.

●
  To take the next step in operational performance, a
management change at the head of the
Measurement & Analytics division was made.

CHANGE
($ millions, unless otherwise indicated)
Q1 2021 Q1 2020 US$ Comparable
Orders 1,656 1,757 -6% -11%
Order backlog 5,900 5,183 14% 6%
Revenues 1,407 1,462 -4% -9%
Operational EBITA 155 144 8%
as % of operational revenues

11.0% 9.7% +1.3 pts
Cash flow from operating activities 233 (26) n.a.
No. of employees (FTE equiv.) 22,000 22,980

—
Process Automation
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable -11% -9%
FX 5% 5%
Portfolio changes 0% 0%
Total -6% -4%

ABB

INTERIM

REPORT
  I
Q1

2021

9

Orders and revenues

In total, order intake amounted to $841 million, 4% higher (-
3% comparable) year-on-year. Revenues grew strongly,
increasing 27% (19% comparable ) and amounted to
$853 million, supported by a strong execution of deliveries
from the order backlog as well as a generally strong
development in the short-cycle business.

●
  Demand from machine builders was strong, driving a
steep order increase in Machine Automation, partially due
to some inventory build-up.

Robotics orders improved in
most customer segments, except in the automotive
segment where the growth rate was also pressured by
the impact from the ongoing strategic selective order
approach, aimed at improving long-term profitability.
●
  Orders grew in the AMEA region, outperforming the
declines in both the Americas and Europe.

The collaborative robot portfolio was expanded with two
new cobot families offering higher payloads and speeds.
Importantly, they are intuitively designed so customers need not rely on in-house programming specialists. The launch

CHANGE
($ millions, unless otherwise indicated)
Q1 2021 Q1 2020 US$ Comparable
Orders 841 811 4% -3%
Order backlog 1,362 1,454 -6% -12%
Revenues 853 671 27% 19%
Operational EBITA 105 59 78%
as % of operational revenues

12.4% 8.8% +3.6 pts
Cash flow from operating activities 111 66 68%
No. of employees (FTE equiv.) 10,290 10,340

aims to unlock customer groups who currently have low
levels of automation.
Profit
Operational EBITA increased by 78% year-on-year and the
margin increased by 360 basis points to 12.4% with similar
improvements in both the Robotics and Machine
Automation divisions.
●
  The margin improvement was primarily driven by the
better cost absorption from higher volumes, a positive
divisional mix, improved performance in the service
business and impacts from previously implemented cost
measures.

—
Robotics & Discrete Automation
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable -3% 19%
FX 7% 8%
Portfolio changes 0% 0%
Total 4% 27%

ABB

INTERIM

REPORT
  I
Q1

2021

10
ABB took important steps in the first quarter of 2021 to
establish the governance of its new ambitious 2030
sustainability strategy, which was launched in November
2020. There is a clear focus on areas with the biggest impact
– enabling a low-carbon society by reducing emissions,
preserving resources, and promoting social progress
underpinned by a strong commitment to integrity and
transparency.

Quarterly highlights
●
  ABB recorded a 22% year-on-year reduction of CO
₂

emissions in its own operations mainly due to increased use
of renewable electricity. This was underlined by the
unveiling of a new solar power generation and renewable
energy integration system at its low-voltage products
manufacturing site in Beijing.

●
  Reduction in LTIFR, defined below, of 31% year-on-year
partially due to the extra COVID-19 measures in addition to
our focus on safety overall at our sites. ABB is also
engaging in several initiatives to address mental health
issues, including rolling out business-led mental wellbeing
programs such as “Are you OK?”

●
  ABB Switzerland was awarded the “Swiss LGBTI-Label” for
the next three years on the basis of criteria such as
strategy, HR policy and quality management.
Q1 2021 Q1 2020 CHANGE 12M ROLLING
CO2e own operations emissions,

kt scope 1 and 2
1
89 113 -22% 92
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
0.126 0.182 -31% 0.149
Share of females in senior management
positions, %
14.3 12.3 +2.0pts 13.4
1 Data is for the end of previous quarter

Furthermore, ABB has set itself the target of increasing the share of women in senior management roles to 25%

by 2030.
●
  ABB published its Annual Sustainability Report 2020,
achieving most of its targets and reducing greenhouse gas
emissions by 58% since 2013.

●
  ABB was named one of the world’s most sustainable
companies by Corporate Knights, an international media and
research organization. Ranked 33, ABB significantly improved its score versus last year’s ranking.
Story of the quarter
In early March, ABB’s Motion business area called upon
governments and industry to accelerate the adoption of high-
efficiency motors and variable speed drives to combat climate change. Motor and drive technologies have seen exceptionally rapid advancement in the past decade. However, a significant number of industrial electric motor-driven systems in operation today – in the region of 300 million globally – are inefficient or consume much more power than required, resulting in
monumental energy wastage. Independent research estimates
that if these systems were replaced with optimized, high-
efficiency equipment, the gains to be realized could reduce
global electricity consumption by up to 10 percent. Read more at
https://www.energyefficiencymovement.com
Q1 outcome

●
  22% reduction of CO
₂

emissions in own operations mainly
due to higher use of renewable electricity

●

31%

reduction in LTIFR through COVID-19 related safety
measures

●
  Diversity & Inclusion initiative strengthened through Swiss
LGBTI certification

—
Sustainability

ABB

INTERIM

REPORT
  I
Q1

2021

11

After Q1 2021
●
  On April 9, ABB launched its previously announced
follow-up share buyback program of up to $4.3 billion.
Based on the share price at launch of the program this
represented a maximum of approximately 137 million
shares. The maximum number of shares that may be
repurchased under this new program on any given
trading day is 1,543,644.

●
  On April 15, ABB issued a trading update following better-
than-anticipated performance in Q1. Additionally, it raised
its revenue guidance for full year 2021 outlook to
anticipating comparable revenue growth of ~5% or higher
(previously: comparable revenue growth to be broadly in
line with its long-term target range), including an
anticipated recovery in the process industry related part
of the business during the second half of the year.

●
  On April 27, ABB announced it has separated the
E-mobility business into its own division
and initiated a carve out into a separate legal
structure. These steps will allow for preparation for
a possible public listing and create a platform for
accelerated growth and value creation in this business.

During Q1 2021
●
  On February 24, ABB announced it is expanding its
collaborative robot (cobot) portfolio with the new GoFa™
and SWIFTI™ cobot families. These offer higher
payloads and speeds and complement YuMi® and Single
Arm YuMi® in ABB’s cobot line-up. These stronger, faster
and more capable cobots will accelerate the company’s
expansion in high-growth segments including electronics,
healthcare, consumer goods, logistics and food and
beverage, amongst others, meeting the growing demand
for automation across multiple industries.

●
  On March 25, ABB announced it had completed its initial
share buyback program that was launched in July 2020
as part of the company’s plan to return to shareholders
cash proceeds from the Power Grids divestment of $7.8
billion. Through the initial buyback program, ABB
repurchased a total of 128,620,589 shares – equivalent to
5.93% of its issued share capital at launch of the buyback
program – for a total amount of approximately $3.5 billion.

At the Annual General Meeting (AGM) shareholders
approved the cancellation of 115 million shares
purchased under the initial share buyback program.

Consistent with ABB’s capital structure optimization
program, ABB’s Board of Directors approved a further
share buyback program of up to $4.3 billion.

●
  On March 25, at the 2021 AGM, Peter Voser was
confirmed as Chairman of the company’s Board of
Directors with 92.9 percent of the votes. With the
exception of Matti Alahuhta, who as announced earlier
did not stand for re-election, all other members of the
Board were re-elected for another term: Jacob
Wallenberg, Gunnar Brock, David Constable, Frederico
Fleury Curado, Lars Förberg,

Jennifer Xin-Zhe Li,
Geraldine Matchett, David Meline and Satish Pai.

Significant events

ABB

INTERIM

REPORT
  I
Q1

2021

12

Divestments
Company/unit Closing date Revenues, $ million
1
No. of employees
2020
Power Grids
Power Grids 1-Jul 9,200 36,000

Note: comparable growth calculation includes acquisitions and divestments with revenues of greater than $50 million.
1
Represents the estimated annual revenues for the period

prior to the announcement of the respective acquisition/divestment.

Additional figures
ABB Group Q1 2020 Q2 2020 Q3 2020 Q4 2020 FY 2020 Q1 2021
EBITDA, $ in million
600 799 302 807 2,508 1,024
Return on Capital Employed, %
n.a. n.a. n.a. n.a. 10.3% n.a.
Net debt/Equity
0.50 0.60 (0.10) 0.01 0.01 0.09
Net debt/ EBITDA 12M rolling
2.3 2.5 (0.4) 0.04 0.04 0.4
Net working capital, % of 12M rolling revenues
12.3% 12.6% 12.5% 10.5% 10.5% 10.8%
Earnings per share, basic, $
0.18 0.15 2.14 (0.04) 2.44 0.25
Earnings per share, diluted, $
0.18 0.15 2.14 (0.04) 2.43 0.25
Dividend per share, CHF
n.a. n.a. n.a. n.a. 0.80 n.a.
Share price at the end of period, CHF
17.01 21.33 23.45 24.71 24.71 28.56
Share price at the end of period, $
17.26 22.56 25.45 27.96 27.96 30.47
Number of employees (FTE equivalents)
143,320 142,310 106,420 105,520 105,520 105,330
No. of shares outstanding at end of period (in millions)
2,134 2,135 2,092 2,031 2,031 2,024

1
Excluding two main operational exposures that are ongoing

in the non-core business and for which exit timing is dependent on circumstances beyond ABB’s control such as legal proceedings.
2 Excluding share of net income from JV.

($ in millions, unless otherwise stated) FY 2021 Q2 2021
Net finance expenses
~(130)

1
~(30)
unchanged
Non-operational pension
(cost) / credit
~180 ~45
unchanged
Effective tax rate
~26% ~26%
unchanged
Capital Expenditures
~(750) ~(185)
unchanged

($ in millions, unless otherwise stated) FY 2021 Q2 2021
Corporate and Other Operational costs
~(425)

1
~(110)
unchanged
Non-operating items
Restructuring and restructuring related
~(200) ~(40)
unchanged
GEIS integration costs
~(20) ~(10)
from ~(30)
PPA-related amortization
~(255) ~(65)
unchanged
Certain other income and expenses
related to PG divestment
2
~(40) ~(15)
unchanged

Additional 2021 guidance
Acquisitions
Company/unit Closing date Revenues, $ million
1
No. of employees
2020
Robotics & Discrete Automation
Codian Robotics B.V. 1-Oct 9 16

Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
  I
Q1

2021

13
To pre-register for the conference call or to join the
webcast, please refer to the ABB website:
www.abb.com/investorrelations.

The recorded session will be available after the event on
ABB’s website.
The Q1 2021 results press release and presentation slides
are available on the ABB News Center at
www.abb.com/news and on the Investor Relations
homepage at www.abb.com/investorrelations.

A conference call and webcast for analysts and investors is
scheduled to begin today at 10:00 a.m. CEST.

Q1 results presentation on April 27, 2021
This press release includes forward-looking information and
statements as well as other statements concerning the
outlook for our business, including those in the sections of this release titled “Outlook”, “CEO Summary”, “Share
buyback program” and “Sustainability”. These statements
are based on current expectations, estimates and
projections about the factors that may affect our future
performance, including global economic conditions, the
economic conditions of the regions and industries that are
major markets for ABB. These expectations, estimates and
projections are generally identifiable by statements
containing words such as “intends” “anticipates”, “expects,”
“believes,” “estimates,” “plans”, “targets” or similar
expressions. However, there are many risks and
uncertainties, many of which are beyond our control, that
could cause our actual results to differ materially from the forward-looking information and statements made in this
press release and which could affect our ability to achieve
any or all of our stated targets. The important factors that could cause such differences include, among others,
business risks associated with the volatile global economic
environment and political conditions, costs associated with
compliance activities, market acceptance of new products
and services, changes in governmental regulations and
currency exchange rates and such other factors as may be
discussed from time to time in ABB Ltd’s filings with the
U.S. Securities and Exchange Commission, including its
Annual Reports on Form 20-F. Although ABB Ltd believes
that its expectations reflected in any such forward-looking
statement are based upon reasonable assumptions, it can
give no assurance that those expectations will be achieved.
ABB

(ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s

success is driven by about 105,000 talented employees in over 100 countries.
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland

For additional information please contact:
2021
July 22 Q2 results
October 21 Q3 results

Financial calendar

Important notice about forward-looking information

Q1 2021

FINANCIAL

INFORMATION

Q1 2021

FINANCIAL

INFORMATION

—
Financial

Information
Contents

03
─

5 Key Figures

06

─

32 Consolidated

Financial

Information

(unaudited)

33 ─

42 Supplemental

Reconciliations

and Definitions

Q1 2021

FINANCIAL

INFORMATION

—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q1 2021 Q1 2020 US$ Comparable
(1)
Orders 7,756 7,346 6% 1%
Order backlog (end March) 14,750 13,698 8% 2%
Revenues 6,901 6,216 11% 7%
Income from operations 797 373 114%
Operational EBITA
(1)
959 636 51% 40%
(2)
as % of operational revenues
(1)
13.8% 10.2% +3.6 pts
Income from continuing operations, net of tax 551 326 69%
Net income attributable to ABB 502 376 34%
Basic earnings per share ($) 0.25 0.18 41%
(3)
Cash flow from operating activities
(4)
543 (577) n.a.

(1) For

a reconciliation

of non-

GAAP measures

see
“
Supplemental

Reconciliations

and Definitions
”

on page 33

.
(2) Const

ant currency

(not adjusted

for portfolio

changes).
(3) EPS growth

rates are

computed

using unrounded

amounts.
(4) Cash

flow from

operating

activities

includes

both continuing

and discontinued

operations.

Q1 2021

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q1 2021 Q1 2020 US$ Local Comparable
Orders

ABB Group 7,756 7,346 6% 1% 1%
Electrification 3,531 3,121 13% 8% 9%
Motion 1,917 1,901 1% -4% -4%
Process Automation 1,656 1,757 -6% -11% -11%
Robotics & Discrete Automation 841 811 4% -3% -3%
Corporate and Other

(incl. intersegment eliminations) (189) (244)
Order backlog (end March) ABB Group 14,750 13,698 8% 2% 2%
Electrification 4,699 4,386 7% 3% 3%
Motion 3,419 3,259 5% -1% -1%
Process Automation 5,900 5,183 14% 6% 6%
Robotics & Discrete Automation 1,362 1,454 -6% -12% -12%
Corporate and Other

(incl. intersegment eliminations) (630) (584)
Revenues

ABB Group 6,901 6,216 11% 6% 7%
Electrification 3,140 2,773 13% 8% 11%
Motion 1,667 1,510 10% 6% 6%
Process Automation 1,407 1,462 -4% -9% -9%
Robotics & Discrete Automation 853 671 27% 19% 19%
Corporate and Other

(incl. intersegment eliminations) (166) (200)
Income from operations ABB Group 797 373
Electrification 440 199
Motion 265 191
Process Automation 147 124
Robotics & Discrete Automation 82 32
Corporate and Other
(incl. intersegment eliminations) (137) (173)
Income from operations % ABB Group 11.5% 6.0%
Electrification 14.0% 7.2%
Motion 15.9% 12.6%
Process Automation 10.4% 8.5%
Robotics & Discrete Automation 9.6% 4.8%
Operational EBITA ABB Group 959 636 51% 40%
Electrification 511 318 61% 47%
Motion 289 230 26% 18%
Process Automation 155 144 8% -1%
Robotics & Discrete Automation 105 59 78% 59%
Corporate and Other
(1)
(incl. intersegment eliminations) (101) (115)
Operational EBITA %

ABB Group 13.8% 10.2%
Electrification 16.2% 11.4%
Motion 17.1% 15.3%
Process Automation 11.0% 9.7%
Robotics & Discrete Automation 12.4% 8.8%
Cash flow from operating activities
(2)
ABB Group 543 (577)
Electrification 319 13
Motion 324 152
Process Automation 233 (26)
Robotics & Discrete Automation 111 66
Corporate and Other

(incl. intersegment eliminations) (464) (601)
Discontinued operations 20 (181)
(1) Corporate and Other includes Stranded corporate costs of $21 million for the three months ended March 31, 2020.
(2) Commencing Q3 2020, taxes and interest previously allocated to each individual operating segment are now fully allocated to Corporate and Other, and commencing Q1 2021, depreciation relating to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated to reflect both changes.

Q1 2021

FINANCIAL

INFORMATION
Operational

EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20
Revenues 6,901 6,216 3,140 2,773 1,667 1,510 1,407 1,462 853 671
Foreign exchange/commodity timing
differences in total revenues 33 25 10 10 19 (3) 5 17 (3) (2)
Operational revenues 6,934 6,241 3,150 2,783 1,686 1,507 1,412 1,479 850 669
Income from operations 797 373 440 199 265 191 147 124 82 32
Acquisition-related amortization 65 65 29 28 13 13 1 1 20 19
Restructuring, related and

implementation costs 35 40 17 15 1 2 3 3 5 7
Changes in obligations related to

divested businesses 2 – – – – – – – – –
Changes in pre-acquisition estimates 6 – 6 – – – – – – –
Gains and losses from sale of businesses 3 1 3 1 – – – – – –
Fair value adjustment on assets and

liabilities held for sale – 19 – 19 – – – – – –
Acquisition-

and divestment-related

expenses and integration costs 10 11 6 11 3 – 1 – – –
Other income/expense relating to the

Power Grids joint venture 17 – – – – – – – – –
Certain other non-operational items 12 47 (6) – – 5 – – – 1
Foreign exchange/commodity timing
differences in income from operations 12 80 16 45 7 19 3 16 (2) –
Operational EBITA 959 636 511 318 289 230 155 144 105 59
Operational EBITA margin (%) 13.8% 10.2% 16.2% 11.4% 17.1% 15.3% 11.0% 9.7% 12.4% 8.8%

Depreciation

and Amortization

Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20 Q1 21 Q1 20
Depreciation
(1)
144 145 64 68 32 31 19 17 13 12
Amortization 83 82 37 34 14 14 3 2 21 20
including total acquisition-related amortization of: 65 65 29 28 13 13 1 1 20 19

(1) Commencing

Q1 2021,

depreciation

related

to certain

real estate

assets,

previously

reported

in Corporate

and Other

,

has

been re

allocated

to the individual

operating
segments

utilizing

these assets.

Comparatives

have been

restated

.

Orders

received

and revenues

by region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q1 21 Q1 20 US$ Local parable Q1 21 Q1 20 US$ Local parable
Europe 3,102 2,813 10% 2% 3% 2,551 2,371 8% 0% 1%
The Americas 2,247 2,240 0% 0% 0% 2,043 2,092 -2% -3% -2%
of which United States 1,679 1,710 -2% -2% -2% 1,532 1,615 -5% -5% -4%
Asia, Middle East and Africa 2,407 2,230 8% 2% 2% 2,307 1,706 35% 28% 30%
of which China 1,199 898 34% 24% 24% 1,176 667 76% 64% 69%
Intersegment orders/revenues
(1)
– 63 – 47
ABB Group 7,756 7,346 6% 1% 1% 6,901 6,216 11% 6% 7%

(1) Intersegment

orders/revenues

during the

three months

ended March

31, 2020,

include

sales to

the Power

Grids business

which is

presented

as discontinued

operations
and thus

these s

ales are

not eliminated

from Total

orders/revenues.

Q1 2021

FINANCIAL

INFORMATION

—
Consolidated Financial Information

ABB Ltd Interim Consolidated Income Statements (unaudited)
Three months ended
($ in millions, except per share data in $)
Mar. 31, 2021 Mar. 31, 2020
Sales of products 5,707 4,993
Sales of services and other 1,194 1,223
Total revenues 6,901 6,216
Cost of sales of products (3,924) (3,575)
Cost of services and other (709) (731)
Total cost of sales (4,633) (4,306)
Gross profit 2,268 1,910
Selling, general and administrative expenses (1,263) (1,252)
Non-order related research and development expenses (293) (259)
Other income (expense), net 85 (26)
Income from operations 797 373
Interest and dividend income 11 18
Interest and other finance expense (55) (22)
Non-operational pension (cost) credit 50 36
Income from continuing operations before taxes 803 405
Income tax expense (252) (79)
Income from continuing operations, net of tax 551 326
Income (loss) from discontinued operations, net of tax (28) 54
Net income 523 380
Net income attributable to noncontrolling interests (21) (4)
Net income attributable to ABB 502 376
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 530 325
Income (loss) from discontinued operations, net of tax (28) 51
Net income 502 376
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.26 0.15
Income (loss) from discontinued operations, net of tax (0.01) 0.02
Net income 0.25 0.18
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.26 0.15
Income (loss) from discontinued operations, net of tax (0.01) 0.02
Net income 0.25 0.18
Weighted-average number of shares outstanding (in

millions) used to compute:
Basic earnings per share attributable to ABB shareholders 2,015 2,134
Diluted earnings per share attributable to ABB shareholders 2,034 2,138
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Interim Consolidated Financial Information

Q1 2021

FINANCIAL

INFORMATION
—
ABB Ltd Interim Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Three months ended
($ in millions)
Mar. 31, 2021 Mar. 31, 2020
Total comprehensive income (loss),

net of tax
325 (127)
Total comprehensive

(income) loss attributable to noncontrolling interests, net of tax
(24) 4
Total comprehensive income (loss)

attributable to ABB shareholders, net of tax
301 (123)
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Interim Consolidated Financial Information

Q1 2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Mar. 31, 2021 Dec. 31, 2020
Cash and equivalents 3,466 3,278
Restricted cash 72 323
Marketable securities and short-term investments 1,884 2,108
Receivables, net 6,663 6,820
Contract assets 1,044 985
Inventories, net 4,475 4,469
Prepaid expenses 241 201
Other current assets 637 760
Current assets held for sale and in discontinued operations 241 282
Total current assets 18,723 19,226
Restricted cash, non-current 300 300
Property, plant and equipment, net 4,034 4,174
Operating lease right-of-use assets 972 969
Investments in equity-accounted companies 1,760 1,784
Prepaid pension and other employee benefits 362 360
Intangible assets, net 1,936 2,078
Goodwill 10,744 10,850
Deferred taxes 812 843
Other non-current assets 577 504
Total assets 40,220 41,088
Accounts payable, trade 4,453 4,571
Contract liabilities 1,855 1,903
Short-term debt and current maturities of long-term debt 1,336 1,293
Current operating leases 234 270
Provisions for warranties 1,012 1,035
Dividends payable to shareholders 874 –
Other provisions 1,471 1,519
Other current liabilities 3,921 4,181
Current liabilities held for sale and in discontinued operations 601 644
Total current liabilities 15,757 15,416
Long-term debt 5,619 4,828
Non-current operating leases 769 731
Pension and other employee benefits 1,158 1,231
Deferred taxes 678 661
Other non-current liabilities 1,992 2,025
Non-current liabilities held for sale and in discontinued operations 188 197
Total liabilities 26,161 25,089
Commitments and contingencies
Stockholders’ equity:
Common stock, CHF 0.12 par value
(2,168 million shares issued at March 31, 2021, and December

31, 2020)
188 188
Additional paid-in capital – 83
Retained earnings 21,582 22,946
Accumulated other comprehensive loss (4,203) (4,002)
Treasury stock, at cost
(144 million and 137 million shares at March 31, 2021, and December

31, 2020, respectively)
(3,876) (3,530)
Total ABB stockholders’ equity 13,691 15,685
Noncontrolling interests 368 314
Total stockholders’ equity 14,059 15,999
Total liabilities and stockholders’

equity
40,220 41,088
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Three months ended
($ in millions)
Mar. 31, 2021 Mar. 31, 2020
Operating activities:
Net income 523 380
Loss (income) from discontinued operations, net of tax 28 (54)
Adjustments to reconcile net income to net cash provided

by (used in) operating activities:
Depreciation and amortization 227 227
Pension and other employee benefits (50) (49)
Deferred taxes 59 44
Net loss from derivatives and foreign exchange 20 73
Net gain from sale of property, plant

and equipment
(11) (8)
Fair value adjustment on assets and liabilities held for sale – 19
Share-based payment arrangements 11 7
Other 34 13
Changes in operating assets and liabilities:
Trade receivables, net (2) (61)
Contract assets and liabilities (90) (41)
Inventories, net (168) (301)
Accounts payable, trade 42 (67)
Accrued liabilities (76) (59)
Provisions, net 1 (53)
Income taxes payable and receivable (50) (218)
Other assets and liabilities, net 25 (248)
Net cash provided by (used in) operating activities – continuing operations
523 (396)
Net cash provided by (used in) operating activities – discontinued

operations
20 (181)
Net cash provided by (used in) operating activities 543 (577)
Investing activities:
Purchases of investments (309) (242)
Purchases of property, plant and equipment

and intangible assets
(142) (163)
Acquisition of businesses (net of cash acquired) and increases in cost-

and equity-accounted companies
(4) (73)
Proceeds from sales of investments 391 393
Proceeds from maturity of investments 80 –
Proceeds from sales of property, plant

and equipment
20 23
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost-

and
equity-accounted companies (2) (140)
Net cash from settlement of foreign currency derivatives (61) (129)
Other investing activities (8) (15)
Net cash used in investing activities – continuing operations (35) (346)
Net cash used in investing activities – discontinued operations (44) (37)
Net cash used in investing activities (79) (383)
Financing activities:
Net changes in debt with original maturities of 90 days or less 87 1,545
Increase in debt 991 2,247
Repayment of debt (47) (180)
Delivery of shares 760 –
Purchase of treasury stock (1,386) –
Dividends paid (844) –
Dividends paid to noncontrolling shareholders (1) (2)
Other financing activities (36) (104)
Net cash provided by (used in) financing activities –

continuing operations
(476) 3,506
Net cash provided by (used in) financing activities –

discontinued operations
– (8)
Net cash provided by (used in) financing activities (476) 3,498
Effects of exchange rate changes on cash and equivalents

and restricted cash
(51) (111)
Net change in cash and equivalents and restricted cash (63) 2,427
Cash and equivalents and restricted cash, beginning of period 3,901 3,544
Cash and equivalents and restricted cash, end of period 3,838 5,971
Supplementary disclosure of cash flow information:
Interest paid 12 16
Income taxes paid 256 266
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2020 188 73 19,640 (5,590) (785) 13,526 454 13,980
Adoption of accounting
standard update (78) (78) (9) (87)
Comprehensive income:
Net income 376 376 4 380
Foreign currency translation
adjustments, net of tax of $0 (589) (589) (8) (597)
Effect of change in fair value of
available-for-sale securities,
net of tax of $3 9 9 9
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $25 90 90 90
Change in derivative instruments
and hedges, net of tax of $0 (9) (9) (9)
Total comprehensive loss (123) (4) (127)
Changes in noncontrolling interests (3) (3) 22 19
Dividends to
noncontrolling shareholders – (2) (2)
Dividends to shareholders (1,758) (1,758) (1,758)
Share-based payment arrangements 8 8 8
Delivery of shares (2) 2 – –
Balance at March 31, 2020 188 75 18,180 (6,089) (784) 11,570 462 12,032
Balance at January 1, 2021 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Comprehensive income:
Net income 502 502 21 523
Foreign currency translation
adjustments, net of tax of $3 (273) (273) 3 (270)
Effect

of change in fair value of
available-for-sale securities,
net of tax of $(3) (12) (12) (12)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $(2) 81 81 81
Change in derivative instruments
and hedges, net of tax of $(1) 3 3 3
Total comprehensive income 301 24 325
Changes in noncontrolling interests (37) (37) 34 (3)
Dividends to
noncontrolling shareholders – (4) (4)
Dividends to shareholders (1,730) (1,730) (1,730)
Share-based payment arrangements 11 11 11
Purchase of treasury stock (1,300) (1,300) (1,300)
Delivery of shares (58) (136) 954 760 760
Balance at March 31, 2021 188 – 21,582 (4,203) (3,876) 13,691 368 14,059
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2021

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)

─
Note

1
The

Company

and basis

of presentation

ABB Ltd

and its

subsidiaries

(collectively,

the Company)

together

form a

leading

global technology

company,

connecting

software

to its

electrification,
robotics,

automation

and motion

portfolio

to drive

performance

to new

levels

.

The Company’s

Consolidated

Financial

Information

is prepared

in accordance

with United

States

of America

generally

accepted

accounting

principles
(U.S. GAAP)

for interim

financial

reporting.

As such,

the Consolidated

Financial

Information

does not

include

all the

information

and notes

required

under
U.S. GAAP

for annual

consolidated

financial

statements.

Therefore,

such financi

al information

should

be read

in conjunction

with the

audited

consolidated
financial

statements

in the

Company’s

Annual

Report

for the

year ended

December

31, 2020.

The preparation

of financial

information

in conformity

with U.S.

GAAP requires

management

to make

assumptions

and esti

mates that

directly

affect

the
amounts

reported

in the Consolidated

Financial

Information.

These accounti

ng assumptions

and estimates

include:

●

growth rates,

discount

rates and

other assumptions

used to

determine

impairment

of long

-lived

assets

and in testing

goodwill

for impairment,
●

estimates

to determine

valuation

allowances

for deferred

tax assets

and amounts

recorded

for unrecognized

tax benefits

,
●

assumptions

used in

determining

inventory

obsolescence

and net

realizable

value,
●

estimates

and assumptions

used in

determining

the initial

fair value

of retained

noncontrolling

interest

and certain

obligations

in connection

with
divestments,
●

estimates

and assumptions

used in

determining

the fair

values

of assets

and liabilities

assumed

in business

combinations,
●

assumptions

used in

the determination

of corporate

costs directly

attributable

to discontinued

operations,
●

estimates

of loss

contingencies

associated

with litigation

or threatened

litigation

and other

claims

and inquiries,

environmental

damages,
product

warranties,

self-insurance

reserves,

regulatory

and other

proceedings,
●

estimates

used to

record expected

costs for

employee

severance

in connection

with restructuring

programs,
●

estimates

related

to credit

losses

expected

to occur

over the

remaining

life of

financial

assets

such as

trade and

other receivables,

loans and
other instruments,
●
assumptions

used in

the calculation

of pension

and postretirement

benefits

and the

fair value

of pension

plan assets,

and
●

assumptions

and projections,

principally

related

to fut

ure material,

labor and

project

-related

overhead

costs,

used in

determining

the
percentage

-of-completion

on projects,

as well

as the amount

of variable

consideration

the Company

expects

to be entitled

to.

The actual

results

and outcomes

may differ

from the

Company’s

estimates

and assumptions.

A portion

of the Company’s

activities

(primarily

long-term

construction

activities)

has an operating

cycle that

exceeds

one year.

For cla

ssification

of current
assets

and liabilities

related

to such

activities,

the Company

elected

to use

the duration

of the individual

contracts

as its operating

cycle.

Accordingly,

there
are accounts

receivable,

contract

assets,

inventories

and provisions

related

to these

contracts

which will

not be realized

within

one year

that have

been
classified

as current.

Basis of

presentation
In the opinion

of management,

the unaudited

Consolidated

Financial

Information

contains

all necessary

adjustments

to present

fairly

the financial

position,
results

of operations

and cash

flows for

the reported

periods.

Management

considers

all such

adjustments

to be of

a normal

recurring

nature.

The
Consolidated

Financial

Information

is presented

in United

States

dollars

($) unless

otherwise

stated.

Due to

rounding,

numbers

presented

in the
Consolidated

Financial

Information

may not

add to the

totals

provided.

Certain

amounts

reported

in the

Interim

Consolidated

Financial

Information

for prior

periods

have been

reclassified

to conform

to the current

year’s
presentation.

These changes

primarily

relate to

the re

allocation

of certain

real estate

assets,

previously

reported

within

Corporate

and Other,

into the
operating

segments

which utilize

the assets

.

─
Note

2
Recent

accounting

pronouncements

Applicable

for current

periods
Simplifying

the accounting

for income

taxes
In January

2021, the

Company

adopted

a new accounting

standard

update

,

which enhances

and simplifies

various

aspects

of the income

tax accounting
guidance

related

to intraperiod

tax allocations,

ownership

changes

in investments

and certain

aspects

of interim

period tax

accounting.

Depending

on the
amendment,

the adoption

was applied

on either

a retrospective,

modified

retrospective,

or prospective

basis.

This update

does not

have a

significant
impact

on the

Company’s

Consolidated

Financial

Statements.

Applicable

for future

periods
Facilitation

of the

effects

of reference

rate

reform

on financial

reporting
In

March 2020,

an accounting

standard

update was

issued

which provid

es temporary

optional

expedients

and exceptions

to the

current

guidance

on
contract

modifications

and hedge

accounting

to ease

the financial

reporting

burden

s

related

to the expected

market

transition

from the

London

Interbank
Offered

Rate (LIBOR)

and other

interbank

offered

rates to

alternative

reference

rates.

This update

,

along with

clarifications

outlined

in a subsequent

update
issued

in January

2021, can

be adopted

and applied

no later

than December

31, 202

2, with

early adoption

permitted.

The Company

is currently

evaluating
the impact

of adopting

this optional

guidance

on its

Consolidated

Financial

Statements.

Q1 2021

FINANCIAL

INFORMATION
─
Note

3
Discontinued

operations

Divestment

of the Power

Grids business
On July

1, 2020,

the Company

completed

the sale

of 80.1

percent

of its Power

Grids business

to Hita

chi Ltd

(Hitachi)

.

The transaction

was executed
through

the sale

of 80.1

percent

of the shares

of Hitachi

ABB Power

Grids Ltd

(“Hitachi

ABB PG”).

Cash consideration

received

at the closing

date was
$9,241 million

net of cash

disposed

.

Further,

for accounting

purposes,

the 19.9

percent

ownership

interest

retained

by the Company

is deemed

to have
been both

divested

and reacquired

at its fair

value on

July

1, 2020

(see Note

4).
Certain

amounts

relating

to the

sale price

for the

Power Grids

business
are currently

estimated

or otherwise

subject

to change

in value

and, as

a result,

the Company

will record

additional

adjustments

to the gain

in future
periods

which are

not expected

to have

a material

impact on

the consolidated

financial

statements.

At the date

of the divestment,

the Company

recorded

an initial

liability

in discontinued

operations

for estimated

future

costs and

other cash

payments

of
$487 million

for various

contractual

items relating

to the sale

of the business

including

required

future

cost reimbursements

payable

to Hitachi

ABB PG,
costs incurred

by the Company

for the

direct

benefit

of Hitachi

ABB PG,

and an amount

due to

Hitachi

Ltd in connection

with the

expected

purchase

price
finalization

of the closing

debt and

working

capital

balances.

From the

date of

the disposal

through

March 31,

2021, $77

million

of these

liabilities

had
been paid

and are

reported

as reductions

in the

cash consideration

received,

of which

$44 million

was paid

during the

three months

ended March

31,
2021. At

March 31,

2021, the

remaining

amount recorded

was $397

million.

Certain

entities

of the Power

Grids business

for which

the legal

process

or other

regulatory

delays

resulted

in the Company

not yet

having transferred
legal titles

to Hitachi

have been

accounted

for as

being sold

since control

of the business

as well

as all risks

and rewards

of the business

have been

fully
transferred

to Hitachi

ABB PG.

The proceeds

for these

entities

are included

in the cash

proceeds

described

above and

certain

funds have

been placed

in
escrow

pending

completion

of the

transfer

process.

At March

31, 2021,

current

restricte

d

cash includes

$53 million

in respect

of these

funds.

Upon closing

of the

sale, the

Company

entered

into various

transition

services

agreements

(TSAs).

Pursuant

to these

TSAs, the

Company

and Hitachi
ABB PG provide

to each

other,

on an interim,

transitional

basis,

various

services.

The services

provided

by

the Company

primaril

y

include

finance,
information

technology,

human resources

and certain

other administrative

services.

Under the

current

terms,

the TSAs

will continue

for up

to 3 years,

and
can only

be extended

on an exceptional

basis for

business

-critical

services

for an

additional

period

which is

reasonably

necessary

to avoid

a material
adverse

impact

on the

business.

In the

three months

ended March

31, 202

1, the Company

has recognized

within its

continuing

operations,

general

and
administrative

expenses

incurred

to perform

the TSA,

offset

by $47

million

in TSA

-related

income

for such

services

that is

reported

in Other

income

and
expense,

net.

Discontinued

operations
As a result

of the

sale of

the Power

Grids business,

substantially

all Power

Grids-related

assets and

liabilities

have been

sold. As

this divestment
represented

a strategic

shift that

would have

a major

effect on

the Company’s

operations

and financial

results,

the results

of operations

for this

business
have been

presented

as discontinued

operations

and the

assets

and liabilities

are presented

as held

for sale

and in discontinued

operations

for all

periods
presented.

Certain

of the business

contracts

in the

Power Grids

business

continue

to be executed

by subsidiaries

of the Company

for the

benefit

/risk of
Hitachi

ABB PG.

Assets

and liabilities

relating

to,

as well

as the net

financial

results

of,

these contracts

will continue

to be included

in discontinued
operations

until they

have been

completed

or otherwise

transferred

to Hitachi

ABB PG.

Prior to

the divestment,

interest

expense

that was

not directly

attributable

to or related

to the Company’s

continuing

business

or discontinued

business
was

allocated

to discontinued

operations

based on

the ratio

of net assets

to be sold

less debt

that wa

s

required

to be paid

as a result

of the planned
disposal

transaction

to the sum

of total

net assets

of the Company

plus con

solidated

debt. General

corporate

overhead

was not

allocated

to discontinued
operations.

Operating

results

of the discontinued

operations,

are summarized

as follows:

Three months ended
($ in millions)
Mar. 31, 2021 Mar. 31, 2020
Total revenues – 1,941
Total cost of sales – (1,471)
Gross profit – 470
Expenses (4) (394)
Change to net gain recognized on sale of the Power Grids business (24) –
Income (loss) from operations (28) 76
Net interest and other finance expense – (3)
Non-operational pension (cost) credit – 3
Income (loss) from discontinued operations before taxes (28) 76
Income tax – (22)
Income (loss) from discontinued operations, net of tax (28) 54

Of the total

Income

(loss) from

discontinued

operations

before

taxes in

the table

above, $

(28) million

and $72

million

in the

three months

ended March

31,
2021 and

2020, respectively,

are attributable

to the

Company,

while the

remainder

is attributable

to noncontrolling

interests.

Until the

date of

the divestment,

Income from

discontinued

operations

before

taxes exclude

d

stranded

costs which

were previously

able to

be allocated

to
the Power

Grids operating

segment

.

As a result,

for the

three months

ended March

31, 20

20,

$21 million

of allocated

overhead

and other

management
costs, which

were previously

included

in the

measure

of segment

profit for

the Power

Grids operating

segment

are reported

as part

of Corporate

and
Other.

In the table

above, N

et interest

and other

finance

expense

in the three

months

ended March

31,

2020,

include

d

$9

million

of interest

expense

which
was recorded

on an allocated

basis in

accordance

with the

Company’s

accounting

policy

election

until the

divestment

date.

In addition,

as required

by U.S.
GAAP,

subsequent

to December

17, 2018,

(the date

of the

original

agreement

to sell

the Power

Grids business)

the Company

has not

record

ed
depreciation

or amortization

on the property,

plant and

equipment,

and intangible

assets

reported

as discontinued

operations.

Included

in the

reported

Total

revenues

of the Company

for the

three months

ended March

31, 20

20, are

revenues

for sales

from the

Company’s

operating
segments

to the Power

Grids business

of $47 million,

which represent

intercompa

ny transactions

that, prior

to Power

Grids being

classified

as a
discontinued

operation,

were eliminated

in the

Company’s

consolidated

financial

statements

(see Note

17). Subsequent

to the

divestment,

sales to

Hitachi
ABB PG are

reported

as third

-party

revenues.

Q1 2021

FINANCIAL

INFORMATION

In addition

,

the Company

also has

retained

obligations

(primarily

for environmental

and taxes)

related

to other

businesses

disposed

or otherwise

exited
that qualified

as discontinued

operations.

Changes

to these

retained

obligations

are also

included

in Income

(loss)

from discontinued

operations,

net of
tax,

above.

The major

components

of assets

and liabilities

held for

sale and

in discontinued

operations

in the Company’s

Consolidated

Balance

Sheets

are
summarized

as follows:

($ in millions)
Mar. 31, 2021
(1)
Dec. 31, 2020
(1)
Receivables, net 235 280
Inventories, net 4 1
Other current assets 2 1
Current assets held for sale and in discontinued operations 241 282
Accounts payable, trade 187 188
Other liabilities 414 456
Current liabilities held for sale and in discontinued operations 601 644
Other non-current liabilities 188 197
Non-current liabilities held for sale and in discontinued

operations
188 197

(1) At March

31, 2021

and December

31,

2020, the

balances

reported

as held

for sale

and in discontinued

operations

pertain

to Power

Grids activities

and other

obligations
which will

remain with

the Company

until such

time as

the obligation

is settled

or the activities

are fully

wound down.

─
Note

4
Divestments

and equity

-accounted

companies

Investments

in equity

-accounted

companies
In connection

with the

divestment

of its

Power Grids

business

to Hitachi

(see Note

3), the

Company

retained

a 19.9

percent

interest

in the

business

and
obtained

an option,

exercisable

commencing

April 2023,

granting

it the

right to

require

Hitachi

to purchase

this investment

at fair

value,

subject

to a
minimum

floor price

equivalent

to a 10

percent

discount

compared

to the price

paid for

the initial

80.1 percent

.

The Company

has concluded

that based

on
its continuing

involvement

with the

Power Grids

business,

including

membership

in its

governing

board of

directors,

it has

significant

influence

over Hitachi
ABB PG.

As a result,

the investment

(including

the value

of the option)

is accounted

for using

the equity

method.

At the date

of the divestment

of the Power

Grids business,

the fair

value of

Hitachi

ABB PG

exceeded

the book

value of

the underlying

net assets

.

At
March 31,

2021 and

December

31, 2020,

the reported

value of

the investment

in Hitachi

ABB PG

includes

$1,577

million

and $1,597

million

,

respectively,
for the

Company’s

19.9 percent

share of

this basis

difference

.

The Company

amortizes

its share

of these

differences

over the

estimated

remaining

useful
lives of

the underlying

assets

that gave

rise to

this difference,

recording

the amortization,

net of related

deferred

tax benefit,

as a reduction

of income

from
equity

accounted

companies.

As of March

31, 202

1, the Company

determined

that no

impairment

of its equity

accounted

investments

existed.

The carrying

value of

the Company’s

investments

in equity

-accounted

companies

and respective

percentage

of ownership

is as follows:

Ownership as of Carrying value at
($ in millions, expect ownership share in %) March 31, 2021 March 31, 2021 December 31, 2020
Hitachi ABB Power Grids Ltd 19.9% 1,678 1,710
Others 82 74
Total 1,760 1,784

In the three

months

ended March

31, 2021

and 2020

,

the Company

recorded

its share

of the earnings

of investees

accounted

for under

the equity

method
of accounting

in Other

income

(expense),

net, as

follows:

Three months ended March 31,
($ in millions)
2021 2020
Loss from equity-accounted companies, net of taxes (3) –
Basis difference amortization (net of deferred income

tax benefit)
(32) –
Loss from equity-accounted companies (35) –

Q1 2021

FINANCIAL

INFORMATION
Divestment

of the

solar

inverters

business

In February

2020, the

Company

completed

the sale

of its

solar invert

ers business

for no

consideration.

Under the

agreement,

which was

reached

in July
2019, the

Company

was required

to transfer

$143

million

of cash

to the buy

er on the

closing

date.

In addition,

payments

totaling

EUR 132

million
($145 million)

are required

to be transferred

to the buyer

from 2020

through

2025.

In the y

ear ended

December

31, 2019,

the

Company

recorded

a loss

of
$421 million

,

representing

the excess

of the carrying

value,

which includes

a loss of

$99 million

arising

from the

cumulative

translation

adjustment

,

over
the estimated

fair value

of this

business

.

During

the three

months

ended March

31,

2020, a

loss of

$19 million

was in

cluded in

“Other

income

(expense),
net” for

changes

in fair

value of

this business.

The loss

in 2020

includes

the $99

million

reclassification

from other

comprehensive

income

of the currency
translation

adjustment

related

to the business.

The fair

value wa

s

based on

the estimated

current

market

values

using Level

3 inputs,

considering

the agreed

-upon sale

terms with

the buyer.

The solar
inverters

business,

which includes

the solar

inverters

business

acquired

as part

of the Power

-One acquisition

in 2013,

was

part of

the Company

’s
Electrification

segment.

As this

divestment

does not

qualify

as a discontinued

operation,

the results

of operations

for this

business

prior to

its disposal

are included

in the
Company’s

continuing

operations

for all

periods

presented.

Including

the above

loss of

$19 million

,

in

the three

months

ended March

31,

2020, Income

from continuing

operations

before

taxes includes

net loss

es of
$33 million

from the

solar inverters

business

prior to

its sale

.

─
Note

5
Cash

and equivalents,

marketable

securities

and short

-term

investments

Cash and

equivalents,

marketable

securities

and short

-term investments

consisted

of the

following:

March 31, 2021
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 2,056 2,056 2,056
Time deposits 1,783 1,783 1,782 1
Equity securities 1,586 13 1,599 1,599
5,425 13 – 5,438 3,838 1,600
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 194 11 (2) 203 203
European government obligations 10 10 10
Corporate 69 3 (1) 71 71
273 14 (3) 284 – 284
Total 5,698 27 (3) 5,722 3,838 1,884
Of which:

Restricted cash, current 72
Restricted cash, non-current 300

Q1 2021

FINANCIAL

INFORMATION
December 31, 2020
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 2,388 2,388 2,388
Time deposits 1,513 1,513 1,513
Equity securities 1,704 12 1,716 1,716
5,605 12 – 5,617 3,901 1,716
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 274 19 293 293
European government obligations 24 24 24
Corporate 69 6 75 75
367 25 – 392 – 392
Total 5,972 37 – 6,009 3,901 2,108
Of which:
Restricted cash, current 323
Restricted cash, non-current 300

─
Note

6
Derivative

financial

instruments

The Company

is exposed

to certain

currency,

commodity,

interest

rate and

equity

risks arising

from its

global operating,

financing

and investing

activities.
The Company

uses derivative

instruments

to reduce

and manage

the economic

impact of

these exposures.

Currency

risk

Due to the

global nature

of the Company’s

operations,

many of

its subsidiaries

are exposed

to curr

ency risk

in their

operating

activities

from entering

into
transactions

in currencies

other than

their functional

currency.

To

manage

such currency

risks, the

Company’s

policies

require

its subsidiaries

to hedge
their foreign

currency

exposures

from binding

sales and

purchase

contracts

denominated

in foreign

currencies.

For forecasted

foreign

currency
denomin

ated sales

of standard

products

and the

related

foreign

currency

denominated

purchases,

the Company’s

policy is

to hedge

up to a

maximum

of
100 percent

of the forecasted

foreign

currency

denominated

exposures,

depending

on the length

of the forecasted

exposures.

Forecasted

exposures
greater

than 12

months

are not

hedged.

Forward

foreign

exchange

contracts

are the

main instrument

used to

protect

the Company

against

the volatility

of
future cash

flows (caused

by changes

in exchange

rates) of

contracted

and forecasted

sales and

purchases

denominated

in foreign

currencies.

In
addition,

within its

treasury

operatio

ns, the

Company

primarily

uses foreign

exchange

swaps and

forward

foreign

exchange

contracts

to manage

the
currency

and timing

mismatches

arising

in its

liquidity

management

activities.

Commodity

risk
Various

commodity

products

are used

in the

Company’s

manufacturing

activities.

Consequently

it is exposed

to volatility

in future

cash flows

arising

from
changes

in commodity

prices.

To

manage

the price

risk of

commodities,

the Com

pany’s

policies

require

that its

subsidiaries

hedge the

commodity

price
risk exposures

from binding

contracts,

as well

as at least

50 percent

(up to a

maximum

of 100 percent)

of the

forecasted

commodity

exposure

over the
next 12

months

or longer

(up to

a maximum

of 18 months).

Primarily

swap contracts

are used

to manage

the associated

price risks

of commodities.

Interest

rate risk

The Company

has issued

bonds at

fixed rates.

Interest

rate swaps

and cross

-currency

swaps are

used to

manage

the interest

rate and

foreign

currency
risk associated

with certain

debt and

generally

such swap

s

are designated

as fair

value hedges.

In addition,

from time

to time,

the Company

uses
instruments

such as

interest

rate swaps,

interest

rate futures,

bond futures

or forward

rate agreements

to manage

interest

rate risk

arising

from the
Company’s

balance

sheet structure

but does

not designate

such instruments

as hedges.

Equity risk
The Company

is exposed

to fluctuations

in the fair

value of

its warrant

appreciation

rights (WARs)

issued

under its

management

incentive

plan. A

WAR
gives its

holder

the right

to receive

cash equal

to the

market

price of

an equivalent

listed

warrant

on the

date of

exercise.

To

eliminate

such risk,

the
Company

has purchased

cash-settled

call options,

indexed

to

the shares

of the

Company,

which entitle

the Company

to receive

amounts

equivalent

to its
obligations

under the

outstanding

WARs.

Volume

of derivative

activity
In general,

while the

Company’s

primary

objective

in its

use of derivatives

is to minimize

exposures

arising

from its

business,

certain

derivatives

are
designated

and qualify

for hedge

accounting

treatment

while others

either are

not designated

or do not

qualify

for hedge

accounting.

Q1 2021

FINANCIAL

INFORMATION
Foreign

exchange

and interest

rate derivatives
The gross

notional

amounts

of outstanding

foreign

exchange

and interest

rate derivatives

(whether

designated

as hedges

or not)

were as

follows:

Type of derivative Total notional amounts at
($ in millions)
March 31, 2021 December 31, 2020 March 31, 2020
Foreign exchange contracts 11,229 12,610 14,654
Embedded foreign exchange derivatives 1,313 1,134 975
Cross currency swaps 973 – –
Interest rate contracts 3,122 3,227 4,195

Derivative

commodity

contracts
The Company

uses derivatives

to hedge

its direct

or indirect

exposure

to the

movement

in the

prices of

commodities

which are

primarily

copper,

silver

and
aluminum.

The following

table

shows the

notional

amounts

of outstanding

derivatives

(whether

designated

as hedges

or not),

on a net

basis,

to reflect

the
Company’s

requirements

for these

commodities:

Type of derivative Unit Total notional amounts at
March 31, 2021 December 31, 2020 March 31, 2020
Copper swaps metric tonnes 42,448 39,390 45,438
Silver swaps ounces 2,217,821 1,966,677 2,075,488
Aluminum swaps metric tonnes 7,450 8,112 9,770

Equity

derivatives
At March

31, 2021,

December

31, 2020,

and March

31, 2020,

the Company

held 18

million,

22 million

and 38 million

cash-settled

call options

indexed

to
ABB Ltd

shares (conversion

ratio 5:1)

with a

total fair

value of

$30 million,

$21 million

and $7

million,

respectively.

Cash flow

hedges

As noted

above,

the Company

mainly

uses forward

foreign

exchange

contracts

to manage

the foreign

exchange

risk of

its operations,

commodity

swaps to
manage

its commodity

risks and

cash-settled

call options

to hedge

its WAR

liabilities.

The Company

applies

cash flow

hedge accounting

in only

limited
cases.

In these

cases,

the effective

portion

of the changes

in their

fair value

is recorde

d

in “Accumulated

other comprehensive

loss” and

subsequently
reclassified

into earnings

in the

same line

item and

in the

same period

as the underlying

hedged

transaction

affects

earnings.

For the

three months

ended
March, 31,

2021 and

2020, there

were no

significant

amounts

recorded

for cash

flow hedge

accounting

activities.

Fair value

hedges
To

reduce its

interest

rate exposure

arising

primarily

from its

debt issuance

activities,

the Company

uses interest

rate swaps

and cross

-currency

swaps.
Where such

instruments

are designated

as fair

value hedges,

the changes

in the fair

value of

these instruments,

as well

as the cha

nges in

the fair

value of
the risk

component

of the underlying

debt being

hedged,

are recorded

as offsetting

gains and

losses

in “Interest

and other

finance

expense”.

The effect

of derivative

instruments,

designated

and qualifying

as fair

value hedges,

on the Consolidated

Income

Statements

was as

follows:

Type of derivative designated Three months ended March 31, 2021 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense (14) Interest and other finance expense 15
Cross-currency swaps Interest and other finance expense (23) Interest and other finance expense 22
Total (37) 37

Type of derivative designated Three months ended March 31, 2020 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense 24 Interest and other finance expense (25)
Total 24 (25)

Derivatives

not designated

in hedge

relationships
Derivative

instruments

that are

not designated

as hedges

or do not

qualify

as either

cash flow

or fair

value hedges

are economic

hedges

used for

risk
management

purposes.

Gains and

losses

from changes

in the fair

values

of such

derivatives

are recognized

in

the same

line in

the income

statement

as
the economically

hedged

transaction.

Furthermore,

under certain

circumstances,

the Company

is required

to split

and account

separately

for foreign

currency

derivatives

that are

embedded
within certain

binding

sales or

purchase

contracts

denominated

in a currency

other than

the functional

currency

of the subsidiary

and the

counterparty.

Q1 2021

FINANCIAL

INFORMATION
The gains

(losses)

recognized

in the

Consolidated

Income

Statements

on derivatives

not designated

in hedging

relationships

were as

follows:

Type of derivative not

Gains (losses) recognized in income
designated as a hedge Three months ended March 31,
($ in millions)
Location 2021 2020
Foreign exchange contracts Total revenues (60) (134)
Total cost of sales (4) 76
SG&A expenses
(1)
7 8
Non-order related research and development (1) (1)
Interest and other finance expense (106) (106)
Embedded foreign exchange contracts Total revenues (14) 32
Total cost of sales (1) (4)
Commodity contracts Total cost of sales 36 (66)
Other Interest and other finance expense – (1)
Total (143) (196)

(1) SG&A

expenses

represent

“Selling,

general

and administrative

expenses”.

The fair

values

of derivatives

included

in the

Consolidated

Balance

Sheets

were as

follows:

March 31, 2021
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – 2 1 2
Interest rate contracts 4 65 – –
Cross currency swaps – – – 61
Cash-settled call options 15 15 – –
Total 19 82 1 63
Derivatives not designated as hedging instruments:
Foreign exchange contracts 105 21 111 25
Commodity contracts 67 1 10 –
Interest rate contracts 1 – 2 –
Embedded foreign exchange derivatives 11 3 18 13
Total 184 25 141 38
Total fair value 203 107 142 101

December 31, 2020
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – 1 2 4
Interest rate contracts 6 78 – –
Cash-settled call options 10 11 – –
Total 16 90 2 4
Derivatives not designated as hedging instruments:
Foreign exchange contracts 221 22 106 26
Commodity contracts 59 – 7 –
Interest rate contracts 2 – 2 –
Embedded foreign exchange derivatives 10 2 28 16
Total 292 24 143 42
Total fair value 308 114 145 46

Close-

out netting

agreements

provide

for the

termination,

valuation

and net

settlement

of some

or all outstanding

transactions

between

two counterparties
on the occurrence

of one

or more

pre-defined

trigger

events.

Although

the Company

is party

to close

-out netting

agreements

with most

derivative

counterparties,

the fair

values

in the tables

above and

in the
Consolidated

Balance

Sheets

at March

31, 2021,

and December

31, 2020,

have been

presented

on a gross

basis.

Q1 2021

FINANCIAL

INFORMATION
The Company’s

netting

agreements

and other

similar

arrangements

allow net

settlements

under certain

conditions.

At March

31, 2021,

and December

31,
2020, information

related

to these

offsetting

arrangements

was as

follows:

($ in millions)
March 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 296 (151) – – 145
Total 296 (151) – – 145
($ in millions)
March 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 212 (151) – – 61
Total 212 (151) – – 61

($ in millions)
December 31, 2020
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 410 (106) – – 304
Total 410 (106) – – 304

($ in millions)
December 31, 2020
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 147 (106) – – 41
Total 147 (106) – – 41

─
Note

7
Fair

values

The Company

uses fair

value measurement

principles

to record

certain

financial

assets

and liabilities

on a recurring

basis and,

when necessary,

to record
certain

non-financial

assets

at fair

value on

a non-recurring

basis,

as well

as to determine

fair value

disclosures

for certain

financial

instruments

carried

at
amortized

cost in

the financial

statements.

Financial

assets

and liabilities

recorded

at fair

value on

a recurring

basis include

foreign

currency,

commodity
and interest

rate derivatives,

as well

as cash

-settled

call options

and available

-for-sale

securities.

Non-financial

assets

recorded

at fair

value on

a
non-recurring

basis include

long-li

ved assets

that are

reduced

to their

estimated

fair value

due to

impairments.

Fair value

is the

price that

would be

received

when selling

an asset

or paid

to transfer

a liability

in an orderly

transaction

between

market

participants

at
the measurement

date. In

determining

fair value,

the Company

uses various

valuation

techniques

including

the market

approach

(using observable

market
data for

identical

or similar

assets

and liabili

ties), the

income

approach

(discounted

cash flow

models)

and the

cost approach

(using

costs a

market
participant

would incur

to develop

a comparable

asset).

Inputs used

to determine

the fair

value of

assets and

liabilities

are defined

by a three

-level
hierarchy,

depending

on the natu

re of those

inputs.

The Company

has categorized

its financial

assets and

liabilities

and non

-financial

assets

measured

at
fair value

within

this hierarchy

based on

whether

the inputs

to the valuation

technique

are observable

or unobservable.

An observable

input is

based on
market data

obtained

from independent

sources,

while an

unobservable

input reflects

the Company’s

assumptions

about market

data.

The levels

of the fair

value hierarchy

are as follows:

Level 1:

Valuation

inputs

consist

of quoted

prices in

an active

market

for identical

assets

or liabilities

(observable

quoted

prices).

Assets and

liabilities
valued using

Level 1

inputs i

nclude

exchange
‑
traded

equity securities,

listed

derivatives

which are

actively

traded

such as

commodity

futures,
interest

rate futures

and certain

actively

traded

debt securities

.
Level 2:

Valuation

inputs

consist

of observable

inputs (other

than Level

1 inputs)

such as

actively

quoted prices

for similar

assets,

quoted prices

in
inactive

markets

and inputs

other than

quoted

prices such

as interest

rate yield

curves,

credit

spreads,

or inputs

derived

from oth

er observable
data by

interpolation,

correlation,

regression

or other

means.

The adjustments

applied

to quoted

prices or

the inputs

used in

valuation

models
may be both

observable

and unobservable.

In these

cases,

the fair

value measurement

is classified

as Level

2 unless

the unobservable

portion
of the adjustment

or the unobservable

input to

the valuation

model is

significant,

in which

case the

fair value

measurement

would be

classified

as
Level 3.

Assets

and liabilities

valued

or disclosed

using Level

2 inputs

include

investments

in certain

funds,

certain

debt securities

that are

not
actively

traded,

interest

rate swaps,

cross-currency

interest

rate swaps,

commodity

swaps,

cash-settled

call options,

forward

foreign

exchange
contracts,

foreign

exchange

swaps and

forward

rate agreements,

time deposits,

as well

as financing

receivables

and debt.
Level 3:

Valuation

inputs

are based

on the Company’s

assumptions

of relevant

market

data (unobservable

input).

Whenever

quoted

prices involve

bid-ask

spreads,

the Company

ordinarily

determines

fair values

based on

mid-market

quotes.

However,

for the

purpose

of
determining

the fair

value of

cash-settled

call options

serving

as hedges

of the

Company’s

management

incentive

plan, bid

prices are

used.

When determining

fair values

based on

quoted prices

in an active

market,

the Company

considers

if the level

of transaction

activity

for the

financial
instrument

has significantly

decreased

or would

not be considered

orderly.

In such

cases,

the resulting

changes

in valuation

techniques

would be
disclosed.

If the market

is considered

disorderly

or if quoted

prices are

not available,

the Company

is required

to use another

valuation

technique,

such as
an income

approach.

Q1 2021

FINANCIAL

INFORMATION

Recurring

fair value

measures
The fair

values

of financial

assets

and liabilities

measured

at fair

value on

a recurring

basis were

as follows:

March 31, 2021
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 1,599 1,599
Debt securities—U.S. government obligations 203 203
Debt securities—European government obligations 10 10
Debt securities—Corporate 71 71
Securities in “Other non-current assets”:
Debt securities—U.S. government obligations 80 80
Derivative assets—current in “Other current assets” 203 203
Derivative assets—non-current in “Other non-current assets” 107 107
Total 293 1,980 – 2,273
Liabilities
Derivative liabilities—current in “Other current liabilities” 142 142
Derivative liabilities—non-current in “Other non-current liabilities” 101 101
Total – 243 – 243

December 31, 2020
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 1,716 1,716
Debt securities—U.S. government obligations 293 293
Debt securities—European government obligations 24 24
Debt securities—Corporate 75 75
Derivative assets—current in “Other current assets” 308 308
Derivative assets—non-current in “Other non-current assets” 114 114
Total 317 2,213 – 2,530
Liabilities
Derivative liabilities—current in “Other current liabilities” 145 145
Derivative liabilities—non-current in “Other non-current liabilities” 46 46
Total – 191 – 191

The Company

uses the

following

methods

and assumptions

in estimating

fair values

of financial

assets

and liabilities

measured

at fair

value on

a recurring
basis:

●

Securities

in “Marketable

securities

and short

-term investments

”

and “Other

non-current

assets

”:
If quoted

market

prices in

active markets

for
identical

assets

are available,

these are

considered

Level

1 inputs;

however,

when markets

are not

active,

these inputs

are considered

Level 2.
If such

quoted market

prices are

not available,

fair value

is determined

using market

prices for

similar

assets

or present

value techniques,
applying

an appropriate

risk-free

interest

rate adjusted

for non

-performance

risk. The

inputs used

in present

value techniques

are ob

servable
and fall

into the

Level 2

category.

●

Derivatives
: The fair

values

of derivative

instruments

are determined

using quoted

prices of

identical

instruments

from an

active

market,

if
available

(Level 1

inputs).

If quoted

prices are

not available,

price quotes

for similar

instruments,

appropriately

adjusted,

or present

value
techniques,

based on

available

market

data, or

option pricing

models

are used.

Cash-settled

call options

hedging

the Company’s

WAR liability
are valued

based on

bid prices

of the equivalent

listed

warrant.

The fair

values

obtained

using price

quotes for

similar

instruments

or valuation
techniques

represent

a Level

2 input

unless

significant

unobservable

inputs

are used.

Non-recurring

fair value

measures

During

the three

months

ended March

31, 2020,

the Company

recorded

a $19 million

fair value

adjustment

for the

solar inverters

business

which

met the
criteria

to be classified

as held

for sale

in June

2019 and

was sold

in February

2020 (

see Note

4 for details

).

Apart from

the transaction

above, t

here were

no additional

significant

non-recurring

fair value

measurements

during the

three months

ended March

31,
2021 and

2020.

Q1 2021

FINANCIAL

INFORMATION
Disclosure

about f

inancial

instruments

carried

on a cost

basis
The fair

values

of financial

instruments

carried

on a cost

basis were

as follows:

March 31, 2021
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,684 1,684 1,684
Time deposits 1,782 1,782 1,782
Restricted cash 72 72 72
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,311 417 894 1,311
Long-term debt (excluding finance lease obligations) 5,447 5,610 84 5,694

December 31, 2020
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,765 1,765 1,765
Time deposits 1,513 1,513 1,513
Restricted cash 323 323 323
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,266 497 769 1,266
Long-term debt (excluding finance lease obligations) 4,668 4,909 89 4,998

The Company

uses the

following

methods

and assumptions

in estimating

fair values

of financial

instruments

carried

on a cost

basis:

●

Cash and

equivalents

(excluding

securities

with original

maturities

up to 3

months),

Restricted

cash, current

and non

-current,

and Marketable
securities

and short

-term investments

(excluding

securities)
: The carrying

amounts

approximate

the fair

values

as the items

are short

-term in
nature or,

for cash

held in

banks,

are equal

to the deposit

amount.
●

Short-term

debt and

current

maturities

of long

-term debt

(excluding

finance

lease obligations)
: Short

-term debt

includes

commercial

paper,
bank borrowings

and overdrafts.

The carrying

amounts

of short

-term debt

and current

maturities

of long

-term debt,

excluding

finance

lease
obligations,

approximate

their fair

values.
●

Long-term

debt (excluding

finance

lease obligations)
: Fair

values

of bonds

are determined

using quoted

market

prices (Level

1 inputs),

if
available.

For bonds

without

available

quoted

market

prices and

other long

-term debt,

the fair

values

are determined

using a

discounted

cash
flow methodology

based upon

borrowing

rates of

similar

debt instruments

and reflecting

appropriate

adjustments

for non

-performance

risk
(Level 2

inputs).

Q1 2021

FINANCIAL

INFORMATION
─
Note

8
Contract

assets

and liabilities

The following

table provides

information

about Contract

assets

and Contract

liabilities:

($ in millions)
March 31, 2021 December 31, 2020 March 31, 2020
Contract assets 1,044 985 1,038
Contract liabilities 1,855 1,903 1,665

Contract

assets primarily

relate to

the Company’s

right to

receive

consideration

for wo

rk completed

but for

which no

invoice

has been

issued

at the
reporting

date.

Contract

assets

are transferred

to receivables

when rights

to receive

payment

become

unconditional.

Contract

liabilities

primarily

relate

to up-

front advances

received

on orders

from customers

as well

as amounts

invoiced

to customers

in excess

of
revenues

recognized

,

primarily

for long

-term projects.

Contract

liabilities

are reduced

as work

is performed

and as

revenues

are recognized

.

The significant

changes

in the

Contract

assets

and Contract

liabilities

balances

were as

follows:

Three months ended March 31,
2021 2020
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2021/2020
(497) (513)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
493 526
Receivables recognized that were included in the Contract asset balance at Jan 1, 2021/2020
(275) (276)

At
March 31,

2021
, the Company

had unsatisfied

performance

obligations

totaling

$14,750

million

and, of

this amount,

the Company

expects

to fulfill
approximately

66 percent

of the obligations

in 2021,

approximately

21 percent

of the obligations

in 2022

and the

balance

thereafter.

─
Note

9
Debt

The Company’s

total debt

at March

31, 2021,

and December

31, 2020,

amounted

to $6,955

million

and $6,

121 million,

respectively.

Short-

term debt

and current

maturities

of long

-term debt

The Company’s

“Short-

term debt

and current

maturities

of long

-term debt”

consisted

of the

following:

($ in millions)
March 31, 2021 December 31, 2020
Short-term debt 239 153
Current maturities of long-term debt 1,097 1,140
Total 1,336 1,293

Short-term

debt primarily

represented

issued

commercial

paper and

short-

term bank

borrowings

from various

banks.

At March

31, 20

21, and
December

31, 2020,

$167 million

and $
32
million,

respectively,

was outstanding

under the

$2 billion

commercial

paper progr

am in the

United

States.

No
amount

was outstanding

under the

$2 billion

Euro-commercial

paper program

at March

31, 2021

,

or December

31, 2020.

Long-term

debt
The Company’s

long-term

debt at

March 31,

2021, and

December

31, 2020,

amounted

to $5,619

million

and $4,828

million,

respectively.

Q1 2021

FINANCIAL

INFORMATION
Outstanding

bonds (including

maturities

within

the next

12 months)

were as

follows:

March 31, 2021 December 31, 2020
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
4.0% USD Notes, due 2021

USD 650 $ 650 USD 650 $ 649
2.25% CHF Bonds, due 2021

CHF 350 $ 375 CHF 350 $ 403
2.875% USD Notes, due 2022

USD 1,250 $ 1,274 USD 1,250 $ 1,280
0.625% EUR Instruments, due 2023 EUR 700 $ 835 EUR 700 $ 875
0.75% EUR Instruments, due 2024 EUR 750 $ 901 EUR 750 $ 946
0.3% CHF Notes, due 2024 CHF 280 $ 296 CHF 280 $ 317
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Notes, due 2029 CHF 170 $ 180 CHF 170 $ 192
0% EUR Notes, due 2030 EUR 800 $ 907 –
4.375% USD Notes, due 2042
(2)
USD 609 $ 589 USD 609 $ 589
Total $ 6,388 $ 5,632

(1) USD

carrying

values

include

unamortized

debt issuance

costs,

bond discounts

or premiums,

as well

as adjustments

for fair

value

hedge

accounting,

where appropriate.
(2)

Prior

to completing

a cash

tender

offer

in November

2020,

the original

principal

amount

outstanding

,

on each

of the

3.8% USD

Notes

,

due 2028

,

and the

4.375%

USD
Notes

,

due 2042

,

was USD750

million

.

In January

2021, the

Company

issued

zero percent

notes having

a principal

amount

of EUR 800

million

and due

in 2030.

The Company

recorded

net
proceeds

(after

underwriting

fees) of

EUR 791

million

(equivalent

to $960

million

on the

date of

issuance).

In line

with the

Company’s

policy of

reducing

its
currency

and interest

rate exposure

s,

cross-currency

interest

rate swaps

have been

used to

modify

the characteristics

of the EUR

800 million

Notes,

due
2030.

After cons

idering

the impact

of these

cross-currency

interest

rate swaps

,

the EUR

Notes,

due 20

30,

effectively

became

a floating

rate U.S.

dollar
obligation

.

─
Note

10
Commitments

and contingencies

Contingencies

—Regulatory,

Compliance

and Legal
Regulatory
As a result

of an internal

investigation,

the Company

self-reported

to the Securities

and Exchange

Commission

(SEC) and

the Department

of Justice

(DoJ)
in the United

States

as well

as to the

Serious

Fraud Office

(SFO) in

the United

Kingdom

concerning

certain

of its

past dealings

with Unaoil

and its
subsidiaries,

including

alleged

improper

payments

made by

these entities

to third

parties.

In May 2020,

the SFO

closed

its investigation,

which it

originally
announced

in February

2017, as

the case

did not

meet the

relevant

test for

prosecution

.

The Company

continues

to cooperate

with the

U.S. authorities

as
requested.

At this

time, it

is not

possible

for the

Company

to make

an informed

judgment

about the

outcome

of this

matter.

Based on

findings

during

an internal

investigation,

the Company

self-reporte

d

to the

SEC and

the DoJ,

in the

United

States,

to the Special

Investigating
Unit (SIU)

and the

National

Prosecuting

Authority

(NPA)

in South

Africa

as well

as to various

authorities

in other

countries

potential

suspect

payments

and
other compliance

concerns

in connection

with some

of the Company’s

dealings

with Eskom

and related

persons.

Many of

those par

ties have

expressed

an
interest

in, or commenced

an investigation

into, these

matters

and the

Company

is cooperating

fully with

them. The

Company

paid $104

million

to Eskom
in Dec

ember 2020

as part

of a full

and final

settlement

with Eskom

and the

Special

Investigating

Unit relating

to improper

payments

and other

compliance
issues associated

with the

Controls

and Instrumentation

Contract,

and its

Variation

Orders for

Units 1

and 2 at

Kusile.

The Company

continues

to
cooperate

fully with

the National

Prosecuting

Authority

in South

Africa

as well

as other

authorities

in their

review

of the Kusile

project.

Although

the
Company

believes

that there

could be

an unfavorable

outcome

in one

or more

of these

ongoing

reviews

,

at this

time it

is not

possible

for the

Company

to
make an

informed

judgment

about the

possible

financial

impact.

General
The Company

is aware

of proceedings,

or the threat

of proceedings,

against

it and others

in respect

of private

claims

by customers

and other

third parties
with regard

to certain

actual or

alleged

anticompetitive

practices.

Also, the

Company

is subject

to other

claims

and legal

proceedings,

as well

as
investigations

carried

out by various

law enforcement

authorities.

With respect

to the

above-mentioned

claims,

regulatory

matters,

and any

related
proceedings,

the Company

will bear

the related

costs,

including

costs necessary

to resolve

them.

Liabilities

recognized
At March

31, 2021,

and December

31, 2020,

the Company

had aggregate

liabilities

of $98 million

and $100

million,

respectively,

included

in “Other
provisions”

and “Other

non
‑
current

liabilities”,

for the

above regulatory,

compliance

and legal

contingencies,

and none

of the individual

liabilities
recognized

was significant.

As it is

not possible

to make

an informed

judgment

on, or re

asonably

predict,

the outcome

of certain

matters

and as

it is not
possible,

based on

information

currently

available

to management,

to estimate

the maximum

potential

liability

on other

matters,

there could

be adverse
outcomes

beyond

the amounts

accrued.

Q1 2021

FINANCIAL

INFORMATION
Guarantees

General
The following

table provides

quantitative

data regarding

the Company’s

third-

party guarantees.

The maximum

potential

payments

represent

a “worst

-case
scenario”,

and do not

reflect

management’s

expected

outcomes.

Maximum potential payments
($ in millions)
March 31, 2021 December 31, 2020
Performance guarantees 5,815 6,726
Financial guarantees 344 339
Indemnification guarantees
(1)
127 177
Total
(2)
6,286 7,242

(1) Certain

indemnifications

provided

to Hitachi

in connection

with the

divestment

of Power

Grids are

without limit.
(2) Maximum

potential

payments

include

amounts

in both

continuing

and discontinued

operations

.

The carrying

amount

of liabilities

recorded

in the

Consolidated

Balance

Sheets

reflects

the Company’s

best estimate

of future

payments,

which it

may
incur as

part of

fulfilling

its guarantee

obligations.

In respect

of the

above guarantees,

the carrying

amounts

of liabilities

at March

31, 2021,

and
December

31, 2020,

amounted

to $
127

million

and $
135

million,

respectively,

which is

included

in discontinued

operations

.

The Company

is party

to various

guarantees

providing

financial

or performance

assurances

to certain

third parties.

These guarantees,

which have

various
maturities

up to 20

35,

mainly

consist

of performance

guarantees

whereby

(i) the

Company

guarantees

the performance

of a third

party’s

product

or
service

according

to the

terms of

a contra

ct and (ii)

as member

of a consortium/joint

-venture

that includes

third parties,

the Company

guarantees

not only
its own

performance

but also

the work

of third

parties.

Such guarantees

may include

guarantees

that a project

will be

completed

within a

specif

ied time.

If
the third

party does

not fulfill

the obligation,

the Company

will compensate

the guaranteed

party in

cash or

in kind.

The original

maturity

dates for

the
majority

of these

performance

guarantees

range from

one to

ten years.

In conjunction

with the

divestment

of the

high-voltage

cable and

cables

accessories

businesses,

the Company

has entered

into various

performance
guarantees

with other

parties

with respect

to certain

liabilities

of the divested

business.

At March

31, 2021,

and December

31, 2020,

the maximum
potential

payable

under these

guarantees

amounts

to $
945

million

and $994

million,

respectively,

and these

guarantees

have various

maturities

ranging
from one

to ten

years.

The Company

retained

obligations

for financial,

performance

and indemnification

guarantees

related

to the Power

Grids business

sold on

July 1,

2020
(see Note
3 for details).

The performance

and financial

guarantees

have been

indemnified

by Hitachi,

at the same

proportion

of its

ownership

in Hitachi
ABB Power

Grids (80.1

percent).

These guarantees,

which have

various

maturities

up to 2035,

primarily

consist

of bank

guarantees,

standby

letters

of
credit

,

business

performance

guarantees

and other

trade-

related

guarantees,

the majority

of which

have original

maturit

y

dates ranging

from one

to ten
years. The

maximum

amount

payable

under the

guarantees

at March

31, 2021,

and December

31,

2020, are

approximately

$4.7 billion

and $5.5

billion,
respectively

,

and the

carrying

amounts

of liabilities

(recorded

in discontinued

operations)

at March

31,2021,

and December

31, 2020

amounted

to
$ 127

million

and $135

million

,

respectively

.

Commercial

commitments
In addition,

in the

normal

course

of bidding

for and

executing

certain

projects,

the Company

has entered

into standby

letters

of credit,

bid/performance
bonds and

surety bonds

(collectively

“performance

bonds”)

with various

financial

institutions.

Customers

can draw

on such

performance

bonds in

the
event that

the Company

does not

fulfill

its contractual

obligations.

The Company

would then

have an

obligation

to reimburse

the financial

institution

for
amounts

paid under

the performance

bonds. At

March 31,

2021, and

December

31, 2020,

the total

outstanding

performance

bonds aggregated

to
$ 4.0

billion

and $4.3

billion,

respectively,

of which

$0.3 billion

and $0.

3

billion

,

respectively,

relate to

discontinued

operations.

There have

been no
significant

amounts

reimbursed

to financial

institutions

under these

types of

arrangements

in the three

months

ended March

31, 2021

and 2020.

Product

and order

-related

contingencies
The Company

calculates

its provision

for product

warranties

based on

historical

claims

experience

and specific

review

of certain

contracts.
The reconciliation

of the “Provisions

for warranties”,

including

guarantees

of product

performance,

was as

follows:

($ in millions)
2021 2020
Balance at January 1, 1,035 816
Net change in warranties due to acquisitions, divestments and liabilities held for sale
(1)
1 7
Claims paid in cash or in kind (54) (52)
Net increase in provision for changes in estimates, warranties issued and warranties expired
63 28
Exchange rate differences (33) (29)
Balance at March 31, 1,012 770

(1) Includes

adjustments

to the initial

purchase

price allocation

recorded

during the

measurement

period.

─
Note

11
Income

taxes

In calculating

income tax

expense,

the Company

uses an

estimate

of the annual

effective

tax rate

based upon

the facts

and circumstance

known at

each
interim

period.

On a quarterly

basis,

the actual

effective

tax rate

is adjusted,

as appropriate,

based upon

changed

facts and

circumstances,

if any,

as
compared

to those

forecasted

at the beginning

of the

year and

each interim

period thereafter.

The effective

tax rate

of 31.4

percent

in
the three

months

ended March

31, 2021,

was
higher

than the

effective

tax rate

of 19.5

percent

in thr

ee months
ended March

31, 2020,

primarily

because

2020 included

a net benefit

from a

favorable

resolution

of an uncertain

tax position

partially

offset

by increases
to the valuation

allowance

in certain

countries

.

Q1 2021

FINANCIAL

INFORMATION
─
Note

12
Employee

benefits

The Company

operates

defined

benefit

pension

plans, defined

contribution

pension

plans, and

termination

indemnity

plans, in

accordance

with local
regulations

and practices.

These plans

cover a

large portion

of the Company’s

employees

and provide

benefits

to

employees

in the

event of

death,
disability,

retirement,

or termination

of employment.

Certain

of these

plans are

multi-employer

plans. The

Company

also operates

other postretirement
benefit

plans including

postretirement

health care

benefits,

and other

employee

-related

benefits

for active

employees

including

long-service

award plans.
The measurement

date used

for the

Company’s

employee

benefit

plans is

December

31. The

funding

policies

of the Company’s

plans are

consistent

with
the local

government

and tax

requirements.

The following

tables include

amounts

relating

to defined

benefit

pension

plans and

other postretirement

benefits

for both

continuing

and discontinued
operations.

Net periodic

benefit

cost of

the Company’s

defined

benefit

pension

and other

postretirement

benefit

plans consisted

of the following:

($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended March 31, 2021 2020 2021 2020 2021 2020
Operational pension cost:
Service cost 15 22 10 27 – –
Operational pension cost 15 22 10 27 – –
Non-operational pension cost (credit):
Interest cost (1) – 18 32 – 1
Expected return on plan assets (29) (31) (47) (63) – –
Amortization of prior service cost (credit) (2) (4) – 1 – (1)
Amortization of net actuarial loss – 2 17 25 – (1)
Curtailments, settlements and special termination benefits – – (6) – – –
Non-operational pension cost (credit) (32) (33) (18) (5) – (1)
Net periodic benefit cost (credit) (17) (11) (8) 22 – (1)

The components

of net periodic

benefit

cost other

than the

service

cost component

are included

in the line

“Non-operational

pension

(cost) credit”

in the
income statement.

Net periodic

benefit

cost includes

$12 million

for the

three months

ended March

31,

2020,

related

to discontinued

operations.

Employer

contributions

were as

follows:

($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended March 31, 2021 2020 2021 2020 2021 2020
Total contributions

to defined benefit pension and

other postretirement benefit plans 15 24 (3) 21 1 1
Of which, discretionary contributions to defined benefit
pension plans – – (9) – – –

The Company

expects

to make

contributions

totaling

approximately

$165 million

and $8

million

to its

defined

pension

plans and

other postretirement
benefit

plans, re

spectively,

for the

full year

2021.

─
Note

13
Stockholder's

equity

At the Annual

General

Meeting

of Shareholders

(AGM) on

March 25,

2021, shareholders

approved

the proposal

of the Board

of Directors

to distribute
0.80 Swiss

francs

per share

to shareholders.

The declared

dividend

amounted

to $1,730

million

,

with the

Company

disburs

ing a portion

in March

and the
remaining

amounts

in April.

In March

2021, the

Company

completed

its initial

share buyback

program

which was

launched

in July

2020. The

share buyback

program

was executed

on
a second

trading

line on

the SIX

Swiss Exchange

.

Through

this buyback

program,

the Company

purchased

a total

of approximately

129 million

shares

for
approximately

$3.5 billion,

of which

20 mill

ion shares

were purchased

in the first

quarter

of 2021

(resulting

in an increase

in Treasury

stock of
$628 million

). At the

AGM on

March 25,

2021, share

holders

approved

the cancellation

of 115

million

of the shares

purchased

under this

buyback

program.

In addition

to the initial

share buyback

program,

the Company

purchased

22 million

of its

own shares

on the open

market

in the first

quarter

of 2021,
mainly

for use

in connection

with its

employee

share plans,

resulting

in an increase

in Treasury

stock of

$672 million.

During

the first

quarter

of 2021,

the Company

delivered,

out of treasury

stock,

35 million

shares in

connection

with its

Management

Incentive

Plan.

Q1 2021

FINANCIAL

INFORMATION
In March

2021,

the Company

announced

a follow

-up share

buyback

program

of up to

$4.3 billion

.

This buyback

program

,

which was

launched

in
April 2021

,

is being

executed

on a second

trading

line on

the SIX

Swiss Exchange

and is planned

to run

until the

Company’s

AGM in

March 202

2. At the
March 2022

AGM, the

Company

intends

to request

shareholder

approval

to cancel

the shares

purchas

ed through

this follow

-up share

buyback

program

as
well as

those shares

purchased

under the

initial

share buyback

program

that were

not proposed

for cancellation

at the Company’s

AGM in

March 2021

.

─
Note

14
Earnings

per shar

e

Basic earnings

per share

is calculated

by dividing

income

by the weighted

-average

number

of shares

outstanding

during the

period.

Diluted

earnings

per
share is

calculated

by dividing

income

by the weighted

-average

number

of shares

outstanding

during the

period,

assuming

that all

potentially

dilutive
securities

were exercised,

if dilutive.

Potentially

dilutive

securities

comprise

outstanding

written

call options

,

and outstanding

options

and shares

granted
subject

to certain

conditions

under the

Company’s

share-based

payment

arrangements.

Basic earnings per share
Three months ended March 31,
($ in millions, except per share data in $)
2021 2020
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 530 325
Income (loss) from discontinued operations, net of tax (28) 51
Net income 502 376
Weighted-average number of shares outstanding (in

millions)
2,015 2,134
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.26 0.15
Income (loss) from discontinued operations, net of tax (0.01) 0.02
Net income 0.25 0.18
Diluted earnings per share
Three months ended March 31,
($ in millions, except per share data in $)
2021 2020
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 530 325
Income (loss) from discontinued operations, net of tax (28) 51
Net income 502 376
Weighted-average number of shares outstanding (in millions) 2,015 2,134
Effect of dilutive securities:
Call options and shares 19 4
Adjusted weighted-average number of shares outstanding

(in millions)
2,034 2,138
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.26 0.15
Income (loss) from discontinued operations, net of tax (0.01) 0.02
Net income 0.25 0.18

Q1 2021

FINANCIAL

INFORMATION
─
Note

15
Reclassifications

out of

accumulated

other

comprehensive

loss

The following

table shows

changes

in “Accumulated

other comprehensive

loss” (OCI)

attributable

to ABB,

by component,

net of

tax:

Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2020 (3,450) 10 (2,145) (5) (5,590)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (696) 9 74 (19) (632)
Amounts reclassified from OCI 99 – 16 10 125
Total other comprehensive (loss)

income
(597) 9 90 (9) (507)
Less:
Amounts attributable to
noncontrolling interests (8) – – – (8)
Balance at March 31, 2020 (4,039) 19 (2,055) (14) (6,089)

Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2021 (2,460) 17 (1,556) (3) (4,002)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (270) (11) 56 12 (213)
Amounts reclassified from OCI – (1) 25 (9) 15
Total other comprehensive (loss)

income
(270) (12) 81 3 (198)
Less:
Amounts attributable to
noncontrolling interests 3 – – – 3
Balance at March 31, 2021 (2,733) 5 (1,475) – (4,203)

The following

table reflects

amounts

reclassified

out of OCI

in respect

of Foreign

currency

translation

adjustments

and Pension

and other

postretirement
plan adjustments:

($ in millions)
Three months ended March 31,
Details about OCI components Location of (gains) losses reclassified from OCI 2021 2020
Foreign currency translation adjustments:
Translation loss on solar inverters business (see Note

4)
Other income (expense), net – 99
Pension and other postretirement plan adjustments:
Amortization of prior service cost Non-operational pension (cost) credit
(1)
(2) (4)
Amortization of net actuarial loss Non-operational pension (cost) credit
(1)
11 26
Total before tax 9 22
Tax Provision for taxes 16 (6)
Amounts reclassified from OCI 25 16

(1) Amounts

include total

credits of

$3 million

for the three

months ended

March 31, 20

20,

reclassified

from OCI to

Income from

discontinued

operations.

The amounts

in respect

of Unrealized

gains (losses)

on available

-for-sale

securities

and Derivative

instruments

and hedges

were not

significant

for the
three months

ended March

31, 2021

and 2020.

Q1 2021

FINANCIAL

INFORMATION
─
Note

16
Restructuring

and related

expenses

OS program
From December

2018 to

December

2020,

the Company

executed

a two-year

restructuring

program

with the

objective

to simplify

the Company’s

business
model and

structure

through

the implementation

of a new

organizational

structure

driven

by its

businesses.

The program

resulted

in the elimination

of the
country

and regional

structures

within

the previous

matrix organization,

including

the elimination

of the three

regional

Executive

Committee

roles. The
operating

businesses

are now

responsible

for both

their customer

-facing

activities

and business

support

functi

ons, while

the remaining

Group-level
corporate

activities

primarily

focus on

Group strategy,

portfolio

and performance

management

and capital

allocation.

As of December

31, 2020,

the Company

had incurred

substantially

all costs

related

to the

OS program.

Liabilities associated with the OS program are included primarily in Other provisions. The following table shows the activity

from the beginning of the program to
March 31, 2021, by expense type:

Employee
Contract settlement,

($ in millions)
severance costs loss order and other costs Total
Liability at January 1, 2018 – – –
Expenses 65 – 65
Liability at December 31, 2018 65 – 65
Expenses

111 1 112
Cash payments

(44) (1) (45)
Change in estimates

(30) – (30)
Exchange rate differences

(3) – (3)
Liability at December 31, 2019 99 – 99
Expenses

119 17 136
Cash payments

(91) (15) (106)
Change in estimates

(10) – (10)
Exchange rate differences

4 – 4
Liability at December 31, 2020 121 2 123
Expenses

8 1 9
Cash payments

(29) (1) (30)
Change in estimates

(3) – (3)
Exchange rate differences

(4) – (4)
Liability at March 31, 2021 93 2 95

The following

table outlines

the costs

incurred

in the

three months

ended March

31, 2020,

and the

cumulat

ive net

costs incurred

to December

31, 2020

:

Net cost incurred
Cumulative net

Three months ended
cost incurred up to

($ in millions)
March 31, 2020 December 31, 2020
Electrification 2 85
Motion – 25
Process Automation
(1)
– 61
Robotics & Discrete Automation 6 18
Corporate and Other

10 114
Total

18 303

(1) Formerly

named the

Industrial

Automation

operating

segment

.

The Company

recorded

the following

expenses,

net of

changes

in estimates,

under this

program:

Cumulative costs
Three months ended

incurred up to
($ in millions)
March 31, 2020
(1)
December 31, 2020
Employee severance costs 15 255
Estimated contract settlement, loss order and other costs 2 18
Inventory and long-lived asset impairments 1 30
Total 18 303

(1) Of which

$3

million

was recorded

in Total

cost of

sales and

$15 million

in Other

Income

(expense

), net.

Q1 2021

FINANCIAL

INFORMATION
Other

restructuring

-related

activities
In addition, during 2021 and 2020, the Company executed

various other restructuring-related activities and incurred

the following charges, net of changes in
estimates:

Three months ended March 31,
($ in millions)
2021 2020
Employee severance costs

20 4
Estimated contract settlement, loss order and other costs 9 1
Inventory and long-lived asset impairments

– 1
Total 29 6

Expenses associated with these activities are recorded in the following line items in the Consolidated Income Statements:

Three months ended March 31,
($ in millions)
2021 2020
Total cost of sales 14 –
Selling, general and administrative expenses 2 5
Other income (expenses), net 13 1
Total 29 6

At March 31, 2021, and December 31, 2020, $222 million and $233 million, respectively,

were recorded for other restructuring-related liabilities and were included
primarily in Other provisions.

─
Note

17
Operating

segment

data

The Chief

Operating

Decision

Maker (CODM)

is the

Chief Executive

Officer.

The CODM

allocates

resources

to and

assesses

the performance

of each
operating

segment

using the

information

outlined

below.

The Company

is organized

into the

following

segments,

based on

products

and services:
Electrification,

Motion,

Process

Automation,

and Robotics

& Discrete

Automation.

The remaining

operations

of the

Company

are included

in Corporate

and
Other.

Effective

January

1, 2021,

the Industrial

Automation

segment

was renamed

the Process

Automation

segment.

In addition,

the Comp

any changed

its
method

of allocating

real estate

assets

to its

operating

segments

whereby

these assets

are now

accounted

for directly

in the individual

operating

segment
which utilizes

the asset

rather than

as a cost

recharged

to the operating

segment

from Corpora

te and

Other.

As a result,

while this

change had

no impact
on segment

revenues

or profits

(Operational

EBITA),

certain

real estate

assets

previously

reported

within

Corporate

and Other

have been

allocated

to the
total segment

assets of

each individual

operating

segment

.

Total

assets

at December

31, 20

20,

has been

recast to

reflect

this allocation

change.

A description

of the types

of products

and services

provided

by each

reportable

segment

is as follows:

●

Electrification:
manufactures

and sells

electrical

products

and solutions

which are

designed

to provide

safe, smart

and sustainable

electrical
flow from

the substation

to the socket.

The portfolio

of increasingly

digital

and connected

solutions

includes

electric

vehicle

charging
infrastructure,

renewable

power solutions,

modular

substation

packages,

distribution

automation

products,

switchbo

ard and

panelboards,
switchgear,

UPS solutions,

circuit

breakers,

measuring

and sensing

devices,

control

products,

wiring

accessories,

enclosures

and cabling
systems

and intelligent

home and

building

solutions,

designed

to integrate

and automate

lighting,

heating,

ventilation,

security

and data
communication

networks

.

The products

and services

are delivered

through

six operating

Divisions:

Distribution

Solutions,

Smart Power,

Smart
Buildings,

E-mobility

,

Installation

Products

and Power

Conversion.

●

Motion:

manufactures

and sells

drives,

motors,

generators,

traction

converters

and mechanical

power transmission

products

that are

driving

the
low-carbon

future for

industries,

cities,

infrastructure

and transportation.

These products,

digital

technology

and related

services

enable
industrial

customers

to increase

energy

efficiency,

improve

safety and

reliability,

and achieve

precise

control

of their

processes.

Building

on
over 130

years of

cumulative

experience

in electric

powertrains,

the Business

Area combines

domain

expertise

and technology

to deliver

the
optimum

solution

for a wide

range of

applications

in all industrial

segments.

In addition,

the Business

Area,

along with

partners,

has an
unmatched

global service

presence.

These products

and services

are delivered

through

eight operating

Divisions:

Large Motors

and
Generators,

IEC LV

Motors,

NEMA Motors

,

Drive Products,

System

Drives,

Service,

Traction

and Mechani

cal Power

Transmission

.

●

Process

Automation:

develops

and sells

a broad

range of

industry

-specific,

integrated

automation

and electrification

systems

and solutions,

as
well as

digital

solutions,

lifecycle

services

and artificial

intelligence

applications

for the

process

and hybrid

industries.

Products

and solutions
include

process

and discrete

control

technologies,

advanced

process

control

software

and manufacturing

execution

systems,

sensing,
measureme

nt and analytical

instrumentation,

electric

ship propulsion

systems

and large

turbochargers.

In addition,

the Business

Area offers

a
comprehensive

range of

services

ranging

from repair

to advanced

services

such as

remote

monitoring,

preventive

maintenance,

asset
performance

management

and cybersecurity

services.

The products

and services

are delivered

through

five operating

Divisions:

Energy
Industries,

Process

Industries,

Marine

& Ports,

Turbocharging,

and Measurement

& Analytics.

●

Robotics

& Discrete

Automation:

delivers

its products

,

solutions

and services

through

two operating

Divisions:

Robotics

and Machine
Automation.

Robotics

includes

:

industrial

robots,

software,

robotic

solutions

and systems,

field services,

spare parts,

and digital

services.
Machine

Automation

specializes

in solutions

based on

its programmable

logic controllers

(PLC),

industrial

PCs (IPC),

servo motion,

transport
systems

and machine

vision.

Both D

ivisions

offer engineering

and simulation

software

as well

as a comprehensive

range of

digital

solutions.

Corporate

and Other:

includes

headquarters,

the Company’s

corporate

real estate

activities,

Corporate

Treasury

Operations,

historical

operating

activities
of certain

divested

businesses

and other

non-core

operating

activities

.

Q1 2021

FINANCIAL

INFORMATION
The primary

measure

of profitability

on which

the operating

segments

are evaluated

is Operational

EBITA,

which represents

income

from operations
excluding:

●

Amortization

expense

on intangibles

arising

upon acquisition

(acquisition

-related

amortization

),

●

restructuring,

related

and implementation

costs,
●

changes

in the amount

recorded

for obligations

related

to divested

businesses

occurring

after the

divestment

date (changes

in obligations
related

to divested

businesses),
●

changes

in estimates

relating

to opening

balance

sheets of

acquired

businesses

(changes

in pre

-acquisition

estimates),

●

gains and

losses

from sale

of businesses

(including

fair value

adjustment

on assets

and liabilities

held for

sale),

●

acquisition

-

and divestment

-related

expenses

and integration

costs,
●

other income/expense

relating

to the Power

Grids joint

venture

,
●

certain

other non

-operational

items, as

well as

●

foreign

exchange/commodity

timing differences

in inco

me from

operations

consisting

of: (a)

unrealized

gains and

losses

on derivatives

(foreign
exchange,

commodities,

embedded

derivatives),

(b) realized

gains and

losses

on derivatives

where the

underlying

hedged transaction

has not
yet been

realized,

and (c)

unrealized

foreign

exchange

movements

on receivables/payables

(and related

assets/liabilities).

Certain

other non

-operational

items generally

includes

certain

regulatory,

compliance

and legal

costs, certain

asset write

downs/impairments

and certain
other fair

value changes,

as well

as other

items which

are determined

by management

on a case

-by-case

basis.

The CODM

primarily

reviews

the results

of each

segment

on a basis

that is

before

the elimination

of profits

made on

inventory

sales between

segments.
Segment

results

below are

presented

before

these eliminations,

with a

total deduction

for intersegment

profits

to arrive

at the Company’s

consolidated
Operational

EBITA.

Intersegment

sales and

transfers

are accounted

for as

if the

sales and

transfers

were to

third parties,

at current

market

prices.

The following

tables present

disaggregated

segment

revenues

from contracts

with customers

,

Operational

EBITA,

and the

reconciliations

of consolidated
Operational

EBITA

to Income

from continuing

operations

before

taxes for

the three

months

ended March

31, 2021

and 2020,

as well

as total

assets

at
March 31,

2021, and

December

31, 2020.

Three months ended March 31, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,100 469 563 418 1 2,551
The Americas

1,058 588 290 106 1 2,043
of which: United States 800 494 163 75 – 1,532
Asia, Middle East and Africa

929 503 542 326 7 2,307
of which: China 488 264 175 249 – 1,176
3,087 1,560 1,395 850 9 6,901
Product type

Products 2,620 1,349 382 526 7 4,884
Systems 269 – 348 204 2 823
Services and other 198 211 665 120 – 1,194
3,087 1,560 1,395 850 9 6,901
Third-party revenues 3,087 1,560 1,395 850 9 6,901
Intersegment revenues 53 107 12 3 (175) –
Total revenues
(2)
3,140 1,667 1,407 853 (166) 6,901

Q1 2021

FINANCIAL

INFORMATION
Three months ended March 31, 2020
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

964 451 577 353 26 2,371
The Americas

1,031 569 390 103 – 2,092
of which: United States 801 492 247 70 – 1,610
Asia, Middle East and Africa

678 368 459 198 3 1,706
of which: China 283 154 110 119 – 666
2,673 1,388 1,426 654 28 6,169
Product type

Products 2,362 1,198 306 387 25 4,278
Systems 112 – 396 157 3 668
Services and other 199 190 724 110 – 1,223
2,673 1,388 1,426 654 28 6,169
Third-party revenues 2,673 1,388 1,426 654 28 6,169
Intersegment revenues
(1)
100 122 36 17 (228) 47
Total revenues
(2)
2,773 1,510 1,462 671 (200) 6,216

(1) Intersegment

revenues

during three

months ended

March 3

1,

2020, include

sales to

the Power

Grids business

which is

presented

as discontinued

operations

and therefore
these sales

are not eliminated

from total

revenues

.
(2) Due

to rounding,

numbers

presented

may not

add to the

totals provided.

Three months ended
March 31,
($ in millions)
2021 2020
Operational EBITA:
Electrification 511 318
Motion 289 230
Process Automation 155 144
Robotics & Discrete Automation 105 59
Corporate and Other
‒ Non-core business activities (22) (11)
‒ Stranded corporate costs – (21)
‒ Corporate costs and intersegment elimination (79) (83)
Total 959 636
Acquisition-related amortization (65) (65)
Restructuring, related and implementation costs
(1)
(35) (40)
Changes in obligations related to divested businesses (2) –
Changes in pre-acquisition estimates (6) –
Gains and losses from sale of businesses (3) (1)
Fair value adjustment on assets and liabilities held for sale – (19)
Acquisition-

and divestment-related expenses and integration costs
(10) (11)
Other income/expense relating to the Power Grids joint venture (17) –
Foreign exchange/commodity timing differences in income

from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities,

embedded derivatives)
(48) (74)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized
2 (4)
Unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities)
34 (2)
Certain other non-operational items:
Costs for divestment of Power Grids (3) (44)
Regulatory, compliance and legal

costs
(2) –
Business transformation costs
(2)
(20) (7)
Assets write downs/impairments & certain other fair value changes 18 –
Other non-operational items (5) 4
Income from operations 797 373
Interest and dividend income 11 18
Interest and other finance expense (55) (22)
Non-operational pension (cost) credit 50 36
Income from continuing operations before taxes 803 405

(1) Amount

include

s

implementat

ion costs

in relation

to the OS

program

of $16 million

for the

three months

ended March

31,

2020.
(2)

Amount include

s

ABB Way

process

transformation

costs of

$15

million for

the three

months ended

March 31

,

2021.

Q1 2021

FINANCIAL

INFORMATION
Total assets
(1), (2)
($ in millions)
March 31, 2021 December 31, 2020
Electrification 12,775 12,800
Motion 6,481 6,495
Process Automation 4,881 5,008
Robotics & Discrete Automation 4,658 4,794
Corporate and Other 11,425 11,991
Consolidated 40,220 41,088

(1) Total

assets are

after intersegment

eliminations

and therefore

reflect

third-party

assets

only.
(2)

At March

31, 2021,

and December

31, 2020,

respectively,

Corporate

and Other

includes

$241 million

and $282

million

of assets

in the Power

Grids business

which is
reported

as discontinued

operations

(see Note

3). In addition,

at

March 31,

2021, and

December

31, 2020

,

Corporate

and Other

includes

$1,678 million

and $1,

710 million

,
respectively,

related

to the equity

investment

in Hitachi

ABB Power

Grids Ltd

(see Note

4).

Q1 2021

FINANCIAL

INFORMATION

Q1 2021

FINA

NCIAL

INFORMATION

—
Supplemental Reconciliations and Definitions

The following

reconciliations

and definitions

include

measures

which ABB

uses to

supplement

its Consolidated

Financial

Information

(unaudited)

which is
prepared

in accordance

with United

States

generally

accepted

accounting

principles

(U.S. GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules of

the U.S.

Securities

and Exchange

Commissi

on (SEC).

While ABB’s

management

believes

that the

non-GAAP

financial

measures

herein are

useful in

evaluating

ABB’s operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these measures

should

not be viewed

in isolation

but considered

together

with the

Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with U.S.

GAAP as

of and for

the three

months

ended March

31, 2021.

On January

1, 2020,

the Company

adopted

a new accounting

update

for the

measurement

of credit

losses

on financial

instruments

.

Consistent

with the
method

of adoption

elected,

comparable

information

has not

been restated

to reflect

the adoption

of this

new standard

and accounting

update

and
continues

to be measured

and reported

under the

accounting

standard

in effect

for those

periods

presented.

Comparable

growth

rates

Growth rates

for certain

key figures

may be

presented

and discussed

on a “comparable”

basis.

The comparable

growth rate

measures

growth on

a
constant

currency

basis. Since

we are

a global

company,

the comparability

of our operating

results

reported

in U.S.

dollars

is affected

by foreign

currency
exchange

rate fluctuations.

We calculate

the impacts

from foreign

currency

fluctuations

by translating

the current

-year periods’

reported

key figures

into
U.S. dollar

amounts

using the

exchange

rates in

effect

for the

comparable

periods

in the previous

year.

Comparable

growth

rates are

also adjusted

for changes

in our business

portfolio.

Adjustments

to our

business

portfolio

occur due

to acquisitions,
divestments,

or by exiting

specific

business

activities

or customer

markets.

The adjustment

for portfolio

changes

is calculated

as follows:

where the

results
of any business

acquired

or divested

have not

been consolidated

and reported

for the

entire duration

of both

the current

and comparable

periods,

the
reported

key figures

of such

business

are adjusted

to exclude

the relevant

key figures

of any corresponding

quarters

which are

not comparable

when
computing

the comparable

growth rate.

Certain

portfolio

changes

which do

not qualify

as divestments

under U.S.

GAAP have

been treated

in a similar
manner

to divestments.

Changes

in our

portfolio

where we

have exited

certain

business

activities

or customer

markets

are adjusted

as if the

relevant
business

was divested

in the period

when the

decision

to cease

business

activities

was taken.

We do

not adjust

for portfolio

changes

where the

relevant
business

has annualized

revenues

of less

than $50

million.

The following

tables provide

reconciliations

of reported

growth rates

of certain

key figures

to their

respective

comparable

growth

rate.

Comparable

growth rate

reconciliation

by Business

Area
Q1 2021 compared to Q1 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

13% -5% 1% 9% 13% -5% 3% 11%
Motion 1% -5% 0% -4% 10% -4% 0% 6%
Process Automation -6% -5% 0% -11% -4% -5% 0% -9%
Robotics & Discrete Automation 4% -7% 0% -3% 27% -8% 0% 19%
ABB Group 6% -5% 0% 1% 11% -5% 1% 7%

Regional

comparable

growth

rate reconciliation
Q1 2021 compared to Q1 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 10% -8% 1% 3% 8% -8% 1% 1%
The Americas 0% 0% 0% 0% -2% -1% 1% -2%
Asia, Middle East and Africa 8% -6% 0% 2% 35% -7% 2% 30%
ABB Group 6% -5% 0% 1% 11% -5% 1% 7%

Q1 2021

FINA

NCIAL

INFORMATION
Order backlog

growth

rate reconciliation
March 31, 2021 compared to March 31, 2020
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

7% -4% 0% 3%
Motion 5% -6% 0% -1%
Process Automation 14% -8% 0% 6%
Robotics & Discrete Automation -6% -6% 0% -12%
ABB Group 8% -6% 0% 2%

Other growth

rate reconciliations
Q1 2021 compared to Q1 2020
US$ Foreign
(as
exchange

Portfolio
reported) impact changes Comparable
Service orders -2% -4% 0% -6%
Service revenues -2% -5% 0% -7%

Q1 2021

FINA

NCIAL

INFORMATION
Operational

EBITA

as %

of operational

revenues

(Operational

EBITA

margin)

Definition
Operational

EBITA

margin
Operational

EBITA

margin

is Operational

EBITA

as a percentage

of Operational

revenues.

Operational

EBITA
Operational

earnings

before

interest,

taxes

and acquisition

-related

amortization

(Operational

EBITA)

represents

Income

from

operations

excluding:

●

acquisition

-related

amortization

(as defined

below),

●

restructuring,

related

and implementation

costs,
●

changes

in the amount

recorded

for obligations

related

to divested

businesses

occurring

after the

divestment

date (changes

in obligations

related
to divested

businesses),

●

changes

in estimates

relating

to opening

balance

sheets of

acquired

businesses

(changes

in pre

-acquisition

estimates),

●

gains and

losses

from sale

of businesses

(including

fair value

adjustment

on assets

and liabilities

held for

sale),

●

acquisition

-

and divestment

-related

expenses

and integration

costs,
●

other income/expense

relating

to the Power

Grids joint

venture

,
●

certain

other non

-operational

items,

as well

as

●

foreign

exchange/commodity

timing

differences

in income

from operations

consisting

of: (a)

unrealized

gains and

losses

on derivatives

(foreign
exchange,

commodities,

embedded

derivatives),

(b) realized

gains and

losses

on derivatives

where the

underlying

hedged transaction

has not
yet been

realized,

and (c)

unrealized

foreign

exchange

movemen

ts on receivables/payables

(and related

assets/liabilities).

Certain

other non

-operational

items generally

includes

certain

regulatory,

compliance

and legal

costs, certain

asset write

downs/impairments

(including
impairment

of goodwill)

and certain

other fair

value changes,

as well

as other

items which

are determined

by management

on a case

-by-case

basis.

Operational

EBITA

is our

measure

of segment

profit but

is also

used by

management

to evaluate

the profitability

of the Company

as a whole.

Acquisition

-related

amortization
Amortization

expense

on intangibles

arising

upon acquisitions.

Restructuring,

related

and implementation

costs
Restructuring,

related

and implementation

costs consists

of restructuring

and other

related

expenses,

as well

as internal

and external

costs relating

to the
implementation

of group

-wide restructuring

programs.

Other

income/expense

relating

to the

Power

Grids

joint

venture
Other income/expense

relating

to the Power

Grids joint

venture

consists

of amounts

recorded

in Income

from continuing

operations

before

taxes relating
to the divested

Power Grids

business

including

the income/loss

under the

equity

method

for the

investment

in Hitachi

ABB Power

Grids Ltd.

(Hitachi

ABB
PG), amortization

of deferred

brand income

as well

as changes

in value

of other

obligations

relating

to the divestment.

Operational

revenues
The Company

presents

Operational

revenues

solely

for the

purpose

of allowing

the computation

of Operational

EBITA

margin.

Operational

revenues

are
total revenues

adjusted

for foreign

exchange/commodity

timing differences

in total

revenues

of: (i)

unrealize

d

gains and

losses

on derivatives,

(ii) realized
gains and

losses

on derivatives

where the

underlying

hedged

transaction

has not

yet been

realized,

and (iii)

unrealized

foreign

exchange

movements

on
receivables

(and related

assets).

Operational

revenues

are

not intended

to be an

alternative

measure

to Total

revenues,

which represent

our revenues
measured

in accordance

with U.S.

GAAP.

Reconciliation
The following

tables provide

reconciliations

of consolidated

Operational

EBITA

to Net

Income

and Operational

EBITA

Margin by

business.

Reconciliation

of consolidated

Operational

EBITA

to Net

Income
Three months ended March 31,
($ in millions)
2021 2020
Operational EBITA 959 636
Acquisition-related amortization (65) (65)
Restructuring, related and implementation costs
(1)
(35) (40)
Changes in obligations related to divested businesses (2) –
Changes in pre-acquisition estimates (6) –
Gains and losses from sale of businesses (3) (1)
Fair value adjustment on assets and liabilities held for sale – (19)
Acquisition-

and divestment-related expenses and integration costs
(10) (11)
Other income/expense relating to the Power Grids joint venture (17) –
Certain other non-operational items (12) (47)
Foreign exchange/commodity timing differences in income

from operations
(12) (80)
Income from operations 797 373
Interest and dividend income 11 18
Interest and other finance expense (55) (22)
Non-operational pension (cost) credit 50 36
Income from continuing operations before taxes 803 405
Income tax expense (252) (79)
Income from continuing operations, net of tax 551 326
Income (loss) from discontinued operations, net of tax (28) 54
Net income 523 380

(1) Amounts

include

implementation

costs in

relation

to the OS

program

of $16 million

for the

three months

ended March

31, 2020

.

Q1 2021

FINA

NCIAL

INFORMATION
Reconciliation

of Operational

EBITA

margin

by business
Three months ended March 31, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,140 1,667 1,407 853 (166) 6,901
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 29 27 12 5 4 77
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (2) (1) – (3)
Unrealized foreign exchange movements
on receivables (and related assets) (19) (8) (5) (7) (2) (41)
Operational revenues 3,150 1,686 1,412 850 (164) 6,934
Income (loss) from operations 440 265 147 82 (137) 797
Acquisition-related amortization 29 13 1 20 2 65
Restructuring, related and
implementation costs 17 1 3 5 9 35
Changes in obligations related to
divested businesses – – – – 2 2
Changes in pre-acquisition estimates 6 – – – – 6
Gains and losses from sale of businesses 3 – – – – 3
Acquisition-

and divestment-related expenses
and integration costs 6 3 1 – – 10
Other income/expense relating to the

Power Grids joint venture – – – – 17 17
Certain other non-operational items (6) – – – 18 12
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 25 14 10 1 (2) 48
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (1) – (1) (2)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (9) (7) (6) (3) (9) (34)
Operational EBITA 511 289 155 105 (101) 959
Operational EBITA margin (%) 16.2% 17.1% 11.0% 12.4% n.a. 13.8%

In the three

months

ended March

31, 2021,

Certain

other non

-operational

items in

the table

above includes

the following:

Three months ended March 31, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Costs for divestment of Power Grids – – – – 3 3
Regulatory, compliance and legal

costs
– – – – 2 2
Asset write downs/impairments and

certain other fair value changes (9) – – – (9) (18)
Business transformation costs
(1)
3 – – – 17 20
Other non-operational items (1) – 1 – 5 5
Total (7) – 1 – 18 12

(1) Amount

s

include

ABB Way

process

transformation

costs of

$15

million for

the three

months ended

March 31,

2021.

Q1 2021

FINA

NCIAL

INFORMATION
Three months ended March 31, 2020
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 2,773 1,510 1,462 671 (200) 6,216
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 38 10 29 6 3 86
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 8 – (2) 7
Unrealized foreign exchange movements
on receivables (and related assets) (29) (13) (20) (8) 2 (68)
Operational revenues 2,783 1,507 1,479 669 (197) 6,241
Income (loss) from operations 199 191 124 32 (173) 373
Acquisition-related amortization 28 13 1 19 4 65
Restructuring, related and
implementation costs 15 2 3 7 13 40
Gains and losses from sale of businesses 1 – – – – 1
Fair value adjustment on assets and liabilities
held for sale 19 – – – – 19
Acquisition-

and divestment-related expenses
and integration costs 11 – – – – 11
Certain other non-operational items – 5 – 1 41 47
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 42 19 18 2 (7) 74
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – 6 – (2) 4
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 3 – (8) (2) 9 2
Operational EBITA 318 230 144 59 (115) 636
Operational EBITA margin (%) 11.4% 15.3% 9.7% 8.8% n.a. 10.2%

In the three

months

ended March

31, 2020,

Certain

other non

-operational

items in

the table

above includes

the following:

Three months ended March 31, 2020
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Costs for planned divestment of Power Grids – – – – 44 44
Business transformation costs – 4 – 1 2 7
Other non-operational items – 1 – – (5) (4)
Total – 5 – 1 41 47

Q1 2021

FINA

NCIAL

INFORMATION
Net debt

Definition

Net

debt
Net debt

is defined

as Total

debt less

Cash and

marketable

securities.

Total

debt
Total

debt is

the sum

of Short

-term debt

and current

maturities

of long

-term debt,

and Long

-term debt.

Cash

and marketable

securities
Cash and

marketable

securities

is the

sum of Cash

and equivalents,

Restricted

cash (current

and non

-current)

and Marketable

securities

and short

-term
investments.

Reconciliation
($ in millions)
March 31, 2021 December 31, 2020
Short-term debt and current maturities of long-term debt 1,336 1,293
Long-term debt 5,619 4,828
Total debt (gross debt) 6,955 6,121
Cash and equivalents 3,466 3,278
Restricted cash - current 72 323
Marketable securities and short-term investments 1,884 2,108
Restricted cash - non-current 300 300
Cash and marketable securities 5,722 6,009
Net debt 1,233 112

Net debt/EBITDA

Ratio

Definition

Net

debt/EBITDA
Net

debt/EBITDA

is defined

as Net

debt

divided

by EBITDA.

EBITDA
EBITDA

is defined

as Income

from

operations

for the

trailing

twelve

months

preceding

the

balance

sheet

date

before

depreciation

and amortization
for the

same

trai

ling

twelve

-month

period.

Reconciliation

($ in millions, unless otherwise indicated)
March 31, 2021 March 31, 2020
Income from operations for the three months ended
March 31, 2021/2020 797 373
December 31, 2020/2019 578 648
September 30, 2020/2019 71 577
June 30, 2020/2019 571 123
Depreciation and Amortization for the three months ended
March 31, 2021/2020 227 227
December 31, 2020/2019 229 246
September 30, 2020/2019 231 235
June 30, 2020/2019 228 249
EBITDA

2,932 2,678
Net debt (as defined above) 1,233 6,221
Net debt / EBITDA 0.4 2.3

($ in millions, unless otherwise indicated)
June 30, 2020
Income from operations for the three months ended
June 30, 2020 571
March 31, 2020 373
December 31, 2019 648
September 30, 2019 577
Depreciation and Amortization for the three months ended
June 30, 2020 228
March 31, 2020 227
December 31, 2019 246
September 30, 2019 235
EBITDA

3,105
Net debt (as defined above) 7,615
Net debt / EBITDA 2.5

Q1 2021

FINA

NCIAL

INFORMATION

Net debt/Equity

Ratio

Definition

Net

debt/Equity
Net

debt/

Equity

is defined

as Net

debt

divided

by E

quity

.

Equity
Equity

is defined

as Total

stockholders’

equity

.

Reconciliation

($ in millions, unless otherwise indicated)
Q1 2021 Q1 2020 Q2 2020 Q3 2020 Q4 2020
Total stockholders

equity
14,059 12,032 12,575 17,030 15,999
Net debt (as defined above) 1,233 6,221 7,615 (935) 112
Net debt / Equity 0.09 0.52 0.61 -0.05 0.01

Net working

capital

as a

percentage

of revenues

Definition

Net

working

capital

as a

percentage

of revenues
Net working

capital

as a percentage

of revenues

is calculated

as Net

working

capital

divided

by Adjusted

revenues

for the

trailing

twelve

months.

Net

working

capital
Net working

capital

is the

sum of (i)

receivables,

net, (ii)

contract

assets,

(iii) inventories,

net, and

(iv) prepaid

expenses;

less (v

)

accounts

payable,

trade,
(vi)

contract

liabilities,

and (vii

)

other current

liabilities

(excluding

primari

ly: (a)

income

taxes payable,

(b) current

derivative

liabilities,

(c) pens

ion and

other
employee

benefits,

(d) payables

under the

share buyback

program

and (e)

liabilities

related

to the divestment

of the Power

Grids business

); and including
the amounts

related

to these

accounts

which have

been presented

as either

assets or

liabilities

held for

sale but

excluding

any amounts

included

in
discontinued

operations

.

Adjusted

revenues

for the

trailing

twelve

months
Adjusted

revenues

for the

trailing

twelve

months

includes

total revenues

recorded

by ABB

in the

twelve

months

preceding

the relevant

balance

sheet date
adjusted

to eliminate

revenues

of divested

businesses

and the

estimated

impact

of ann

ualizing

revenues

of certain

acquisitions

which were

completed

in
the same

trailing

twelve

-month

period.

Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2021 March 31, 2020
Net working capital:
Receivables, net 6,663 6,288
Contract assets 1,044 1,038
Inventories, net 4,475 4,358
Prepaid expenses 241 266
Accounts payable, trade (4,453) (4,170)
Contract liabilities (1,855) (1,665)
Other current liabilities
(1)
(3,211) (2,797)
Net working capital 2,904 3,318
Total revenues for the three

months ended:
March 31, 2021 / 2020 6,901 6,216
December 31, 2020 / 2019 7,182 7,068
September 30, 2020 / 2019 6,582 6,892
June 30, 2020 / 2019 6,154 7,171
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments – (404)
Adjusted revenues for the trailing twelve months 26,819 26,943
Net working capital as a percentage of revenues (%) 10.8% 12.3%

(1)

Amounts exclude

$710 million

and $717

million

at March

31,

2021 and

2020, respectively,

related

primarily

to (a) income

taxes payable,

(b) current

derivative

liabilities,
(c) pension

and other

employee

benefits

and (d)

liabilities

related

to the divestment

of the

Power Grids

business

.

Q1 2021

FINA

NCIAL

INFORMATION
Free

cash

flow

conversion

to net

income

Definition
Free

cash

flow

conversion

to net

income
Free cash

flow conversion

to net income

is calculated

as free

cash flow

divided

by Adjusted

net income

attributable

to ABB

Adjusted

net income

attributable

to ABB
Adjusted

net income

attributable

to ABB

is calculated

as net income

attributable

to ABB

adjusted

for: (i)

impairment

of goodwill,

(ii) losses

from
extinguishment

of debt,

and (iii)

gain on

the sale

of the

Power Grids

business

included

in discontinued

operations

.

Free

cash

flow
Free cash

flow is

calculated

as net cash

provided

by operating

activities

adjusted

for: (i)

purchases

of property,

plant and

equipment

and intangible

assets,
and (ii)

proceeds

from sales

of propert

y, plant

and equipment

.

Free

cash

flow

for the

trailing

twelve

months
Free cash

flow for

the trailing

twelve months

includes

free cash

flow recorded

by ABB

in the

twelve

months

preceding

the relevant

balance

sheet date.

Net

income

for the

trailing

twelve

months
Net income

for the

trailing

twelve

months

includes

net income

recorded

by ABB

(as adjusted)

in the

twelve

months

preceding

the relevant

balance

sheet
date.

Free cash

flow conversion

to net income
Twelve months to
($ in millions, unless otherwise indicated)
March 31, 2021 December 31, 2020
Net cash provided by operating activities – continuing operations
2,794 1,875
Adjusted for the effects of continuing operations:
Purchases of property, plant and equipment

and intangible assets
(673) (694)
Proceeds from sale of property, plant

and equipment
111 114
Free cash flow from continuing operations 2,232 1,295
Net cash provided by (used in) operating activities – discontinued

operations
19 (182)
Adjusted for the effects of discontinued operations:
Purchases of property, plant and equipment

and intangible assets
(75) (108)
Proceeds from sale of property, plant

and equipment
– 1
Free cash flow 2,176 1,006
Adjusted net income attributable to ABB
(1)
628 478
Free cash flow conversion to net income 346% 210%

(1) Adjusted

net income

attributable

to ABB

for the

year ended

December

31, 2020,

is adjusted

to exclude

goodwill

impairment

charges

of $311

million,

loss from
extinguishment

of debt

of $162 million

and the

gain on the

sale of

the Power

Grids business

included

in discontinued

operations

of $5,141

million.

Reconciliation

of the

trailing

twelve

months

to March

31, 2021

Continuing operations Discontinued operations
($ in millions)
Net cash
provided by
continuing
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds

from sale of
property, plant
and equipment
Net cash
provided by
discontinued
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds

from sale of
property, plant
and equipment
Adjusted net
income
attributable

to ABB
(1)
Q2 2020 648 (140) 4 32 (60) – 319
Q3 2020 398 (129) 41 10 – – (479)
Q4 2020 1,225 (262) 46 (43) (15) – 262
Q1 2021 523 (142) 20 20 – – 526
Total for the trailing
twelve months to
March 31, 2021 2,794 (673) 111 19 (75) – 628

(1) Adjusted

net income

attributable

to ABB

for Q3 2020

is adjusted

to exclude

goodwill

impairment

charges

of $311

million,

and the

gain on the

sale of

the Power

Grids
business

included

in discontinued

operations

of $5,320

million.

Q4 2020

is adjusted

to exclude

the loss

from extinguishment

of debt

of $162 million

and the adjustment

to
the gain

on the sale

of Power

Grids of

$179 million.

Q1 2021

is adjusted

to exclude

the adjustment

to the gain

on the sale

of Power

Grids of

$24 million.

Q1 2021

FINA

NCIAL

INFORMATION
Net f

inance

expenses

Definition

Net finance

expenses

is calculated

as Interest

and dividend

income

less Interest

and other

finance

expense

and Losses

from extinguishment

of debt

.

Reconciliation
Three months ended March 31,
($ in millions)
2021 2020
Interest and dividend income 11 18
Interest and other finance expense (55) (22)
Net finance expenses (44) (4)

Book

-to-

bill

ratio

Definition

Book-to

-bill ratio

is calculated

as Orders

received

divided

by Total

revenues.

Reconciliation
Three months ended March 31,
2021 2020
($ in millions, unless otherwise indicated)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,531 3,140 1.12 3,121 2,773 1.13
Motion 1,917 1,667 1.15 1,901 1,510 1.26
Process Automation 1,656 1,407 1.18 1,757 1,462 1.20
Robotics & Discrete Automation 841 853 0.99 811 671 1.21
Corporate and Other

(incl. intersegment eliminations)
(189) (166) n.a. (244) (200) n.a.
ABB Group 7,756 6,901 1.12 7,346 6,216 1.18

Q1 2021

FINA

NCIAL

INFORMATION

—

ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel: +41

(0)43 317

71 11

www.abb.com

January 1 — April 6, 2021
ABB Ltd announces that the following members of

the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered

shares, call options and warrant appreciation rights (“WARs”),

in the following amounts:
Name Date Description Received * Purchased Sold Price
Timo Ihamuotila April 06, 2021 Share 13’886
CHF
29.25
Tarak Mehta April 06, 2021 Share 12’980
CHF
29.25
Peter Terwiesch April 06, 2021 Share 13’947
CHF
29.25
Morten Wierod April 06, 2021 Share 8’778
CHF
29.25
Sami Atiya April 06, 2021 Share 8’694
CHF
29.25
Theodor Swedjemark March 09, 2021 Option 102’000
CHF
1.20
Peter Terwiesch February 16, 2021 Share 10’000
CHF
26.48
Tarak Mehta February 10, 2021 Share 75’000
CHF
26.04
Peter Terwiesch February 10, 2021 Share 10’000
CHF
26.07
Key:
* Received instruments were delivered as part of the ABB Ltd Director’s or

Executive Committee Member’s compensation as compensation for foregone benefits

SIGNATURES

Pursuant to the requirements of the Securities Exchange

Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD
Date: April 27, 2021. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President

and

Head of Investor Relations
Date: April 27, 2021. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title:
Group Senior Vice President

and
Chief Counsel Corporate & Finance